 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-267434
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated November 4, 2020
New IssueSeptember 20, 2022
SKEENA RESOURCES LIMITED
$30,000,001.90
4,958,678 Common Shares
This prospectus supplement (this “Prospectus Supplement”) of Skeena Resources Limited (the “Corporation” or “Skeena”), together with the short form base shelf prospectus dated November 4, 2020 (the “Prospectus”), qualifies the distribution (the “Offering”) of 4,958,678 common shares of the Corporation (the “Common Shares”) at a price of C$6.05 per Common Share (the “Offering Price”). The Common Shares will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of September 20, 2022, among the Corporation, Raymond James Ltd., as sole bookrunner and lead underwriter (the “Lead Underwriter”), BMO Nesbitt Burns Inc., Clarus Securities Inc., Canaccord Genuity Corp. and RBC Dominion Securities Inc. (collectively with the Lead Underwriter, the “Underwriters”). The Common Shares will be offered in the United States and in each of the provinces of Canada, other than Québec, through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution” and “Description of the Securities Distributed”.
Unless the context otherwise requires, references to “Offering” and “Common Shares” include the additional Common Shares issuable upon exercise of the Over-Allotment Option (as defined herein). The Offering Price has been determined by arm’s length negotiations between the Corporation and the Lead Underwriter, on behalf of the Underwriters.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “SKE”. The closing prices of the Common Shares on the TSX and the NYSE on September 19, 2022, the last trading day prior to the date of this Prospectus Supplement, were C$6.58 and US$4.92, respectively. Skeena will apply to list the Common Shares distributed hereunder on the TSX and NYSE. The TSX and NYSE have not conditionally approved the Corporation’s listing applications and there is no assurance that the TSX or NYSE will approve the listing application. Listing will be subject to Skeena fulfilling all listing requirements of the TSX and NYSE, as applicable.

Price $6.05 per Common Share

	Price to the Public	Underwriting Commission(1)(2)	Net Proceeds to the Corporation(3)
Per Common Share	$6.05	$0.30	$5.75
Total(4)	$30,000,001.90	$1,500,000.10	$28,500,001.81

Notes:
(1)
Pursuant to the Underwriting Agreement, the Corporation has agreed to pay to the Underwriters a fee (the “Underwriting Commission”) representing 5.0% of the aggregate gross proceeds of the Offering, (including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein)), subject to a 4.0% cash commission payable on sales to members of a president’s list (the “President’s List”). The total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be $30,000,001.90, $1,500,000.10 and $28,500,001.81. See “Plan of Distribution”.

(2)
Assumes no sales to President’s List purchasers under the Offering.

(3)
After deducting the Underwriting Commission, but before deducting expenses related to the Offering estimated at $775,000, which will be paid from the proceeds of the Offering. See “Use of Proceeds”.

(4)
The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined herein), to purchase up to an additional 743,801 Common Shares (the “Over-Allotment Shares”) at a price of $6.05 per Over-Allotment Share to cover over-allotments, if any, and for market stabilization purposes. In all circumstances, the number of Over-Allotment Shares available to be sold is subject to the maximum amounts allowable under the Corporation’s final base shelf prospectus dated November 4, 2022. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Corporation” (before deducting expenses of the Offering and assuming no sales to President’s List purchasers) will be $34,499,997.95, $1,724,999.90 and $32,774,998.05, respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Common Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Raymond James
BMO Capital Markets	Clarus Securities Inc.
Canaccord Genuity
RBC Capital Markets
(continued on next page)

(continued from cover)
The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP, certain United States legal matters on behalf of the Corporation by Skadden, Arps, Slate, Meagher & Flom LLP and certain legal matters on behalf of the Underwriters by Stikeman Elliott LLP and certain United States legal matters on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.
Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may decrease the price of which the Common Shares are distributed from the Offering Price. See “Plan of Distribution”.
It is expected that the completion of the sale of the Common Shares pursuant to the Offering (the “Closing”) will take place on or about September 23, 2022, or on such other date as may be agreed upon by the Corporation and the Lead Underwriter and, in any event, on or before a date not later than 42 days after the date of the receipt for the Prospectus Supplement (the “Closing Date”). Except as may be otherwise agreed by the Corporation and the Lead Underwriter, the Offering will be conducted under the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). Other than a subscriber of Common Shares in a jurisdiction outside of Canada and the United States, a subscriber who purchases Common Shares will receive a customary confirmation from the registered dealer from or through whom Common Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Common Shares on behalf of owners who have purchased Common Shares in accordance with the book-based system. Other than Common Shares sold in jurisdictions outside of Canada and the United States, certificates evidencing the Common Shares will not be issued unless specifically requested. See “Plan of Distribution”.
In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Common Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Share is less than the gross proceeds paid by the Underwriters to the Corporation. See “Plan of Distribution”.
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”) to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have generally been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.
Purchasers of the Common Shares should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences both in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian and/or U.S. federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, some of our officers and directors and some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus are Canadian residents, and the underwriters, dealers or agents named in this Prospectus Supplement may be, residents of a country other than the United States, and all or a substantial portion of our assets are located outside of the United States.
NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DETERMINE IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Certain of the Corporation’s directors and officers reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.
The Corporation’s head and registered office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3.
An investment in the Common Shares is highly speculative and involves significant risks that you should consider before purchasing such Common Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Information”.

S-i

S-ii

ABOUT THIS PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Common Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. Neither the Corporation nor the Underwriters are making an offer of the Common Shares in any jurisdiction where such offer is not permitted. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and it does not make any representation as to the accuracy of such information.
On June 7, 2021, the Corporation effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares. All references in this Prospectus Supplement to Common Shares, options and exercise or purchase prices have been retroactively adjusted to reflect the share consolidation.
In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “$” and “C$” are to Canadian dollars. See “Exchange Rate Information”.
In this Prospectus Supplement and the Prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Skeena” or the “Corporation”, refer to Skeena Resources Limited together with our subsidiaries.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
We are permitted under the MJDS to prepare this Prospectus Supplement, the Prospectus, and documents incorporated by reference herein or therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. As a result, the Corporation reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.
Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on mineral resources and mineral reserves, adopted by the CIM Council, as amended

(the “CIM Standards”). These standards differ significantly from the mineral property disclosure requirements of the SEC in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Corporation’s disclosure of mineralization and other technical information this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference may differ significantly from the information that would be disclosed had the Corporation prepared the information under the standards adopted under the SEC Modernization Rules. The mineral resource and mineral reserve figures referred to in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of mineral will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Corporation.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” or, “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will” or “will continue”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved”, and other similar words and expressions, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking information includes, but is not limited to, estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking information includes, but is not limited to, statements with respect to:
•
the performance of the Corporation’s business and operations;

•
the development, expansion, and assumed future results of operations of the Corporation’s projects;

•
the intention to grow the business and operations of the Corporation;

•
the applicability of certain laws, regulations, and any amendments thereof;

•
the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favourable terms;

•
anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Corporation, particularly in relation to potential receipt or retention of regulatory approvals, and ongoing civil claims;

•
anticipated actions of governmental and regulatory authorities and Indigenous groups;

•
collection of receivables;

•
the estimation of mineral resources;

•
anticipated conclusions of project studies, including preliminary economic assessments, prefeasibility studies and feasibility studies;

•
anticipated milestones for the Eskay Creek Project (as defined below) and timing for completion;

•
the results of the feasibility study for the Eskay Creek Project (the “Feasibility Study”), including processing capacity of the mine and anticipated mine life;

•
the accuracy of capital and operating cost estimates for projects;

•
the ability to attract and retain skilled staff;

•
requirements for additional capital;

•
the ability of the Corporation to generate cash flow from operations;

•
expectations of market prices and costs, including the impact of foreign exchange rates;

•
income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;

•
the competitive and business strategies of the Corporation;

•
the success of exploration programs;

•
the realization of mineral reserve estimates;

•
continuation of rights to explore and mine;

•
exploration, development and expansion plans and objectives;

•
the ability to expand existing mineral reserves and mineral resources, generally;

•
environmental risks;

•
the future development, costs and outcomes of the Corporation’s exploration projects;

•
the success of undeveloped mining activities;

•
permits, licenses and treatment under governmental regulatory regimes;

•
anticipated future timelines, especially involving third parties and / or activities requiring permits;

•
effects of the COVID-19 outbreak as a global pandemic;

•
the timing and closing of the Offering;

•
the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals; and

•
the proposed use of proceeds of the Offering.

With respect to the forward-looking information contained in this Prospectus Supplement, the Prospectus, or documents incorporated by reference herein or therein, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the likelihood of social unrest; (xv) the likelihood of the failure of counterparties to perform their contractual obligations; (xvi) changes in priorities, plans, strategies and prospects; (xvii) general economic, industry, business and market conditions; (xviii) disruptions or changes in the credit or securities markets; (xix) changes in law, regulation, or application and interpretation of the same; (xx) the ability to implement business plans and strategies, and to pursue business opportunities; (xxi) rulings by courts or arbitrators, proceedings and investigations; (xxii) inflationary pressures; (xxiii) future impacts of the COVID-19 pandemic and other future new significant diseases; and (xxiv) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.
Forward-looking information, while based on management’s best estimates and assumptions, is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Skeena to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to general economic conditions and credit availability; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; negotiation of agreements necessary to interconnect infrastructure for mining operations, including delays in reaching an agreement or costs associated with alternatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which Skeena operates; actual resolutions of legal and tax matters; new diseases and epidemics; the current conflict between Russia and Ukraine; negative operating cash flow; our broad discretion in the use of net proceeds; investors may lose their entire investment; dilution from equity financing could negatively impact holders of the Common Shares; equity securities are subject to trading and volatility risks; sales by existing shareholders can reduce share prices; the Corporation does not intend to pay dividends; public companies are subject to securities class action litigation risk; publication of inaccurate or unfavourable research about the Corporation’s business; the uncertainty of maintaining a liquid trading market for the Common Shares; U.S. investors may find it difficult to enforce U.S. judgments against the Corporation; risks related to the Corporation being characterized as a passive foreign investment company, as well as those factors discussed in the section titled “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, which readers are advised to carefully review and consider.
Certain of the forward-looking information and other information contained in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein, concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein, the mining industry involves risks and uncertainties that are subject to change based on various factors.
Although Skeena has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Corporation does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.
All of the forward-looking information made in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Skeena.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with, or furnished to, the securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus Supplement and are also available electronically at www.sedar.com (“SEDAR”). Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:
(a)
the annual information form of Skeena dated March 31, 2022 for the fiscal year ended December 31, 2021 (the “AIF”);

(b)
the audited consolidated financial statements of Skeena as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditors’ reports thereon;

(c)
the management’s discussion and analysis of the financial condition and results of operations of Skeena as at and for the years ended December 31, 2021;

(d)
the unaudited condensed interim consolidated financial statements of Skeena as at and for the three and six months ended June 30, 2022 and 2021, together with the notes thereto;

(e)
the management’s discussion and analysis of the financial condition and results of operations of Skeena as at and for the three and six months ended June 30, 2022;

(f)
the management information circular dated May 19, 2022 in respect of the annual general and special meeting of shareholders held on June 22, 2022; and

(g)
the material change report dated September 9, 2022 in respect of the results of the Feasibility Study (as defined herein) for the Eskay Creek Project.

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Skeena and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the distribution of securities shall be deemed to be incorporated by reference into this Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act after the date of this Prospectus Supplement and prior to the date that all Common Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6 K, only to the extent specifically stated therein).
Any statement in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form, to constitute a part of this Prospectus Supplement, except as so modified or superseded.
Upon the Corporation’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by the Corporation with the applicable securities regulatory authorities during the duration of this Prospectus Supplement, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon the Corporation’s filing of an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement.
References to the Corporation’s website or any other website in this Prospectus Supplement, the Prospectus or any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into the Prospectus Supplement and the Prospectus, and we disclaim any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
In addition to the documents specified in this Prospectus Supplement under the heading “Documents Incorporated by Reference” and in the Prospectus under “Documents Filed as Part of the Registration Statement”, the following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the Underwriting Agreement described under the heading “Plan of Distribution”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of Grant Thornton LLP; (iv) the consent of KPMG LLP; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the consents of the experts referred to and listed under “Interests of Experts” in this Prospectus Supplement; and (vii) the form of indenture relating to debt securities that may be issued under the Prospectus.
EXCHANGE RATE INFORMATION
The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.
	Six Months Ended June 30,
	2022	2021	2020
	US$	US$	US$
Closing	0.7760	0.8068	0.7338
High	0.8031	0.8306	0.7710
Low	0.7669	0.7795	0.6898
Average	0.7866	0.8023	0.7332

	Year Ended December 31,
	2021	2020	2019
	US$	US$	US$
Closing	0.7888	0.7854	0.7699
High	0.8306	0.7863	0.7699
Low	0.7727	0.6898	0.7353
Average	0.7980	0.7461	0.7537
On September 19, 2022, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7526 (US$1.00 = C$1.3288).
THE CORPORATION
Overview
Skeena is a junior mining company focused on the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Corporation owns or controls several exploration-stage and development-stage properties, including the past-producing the Eskay Creek gold-silver project located in the Golden Triangle of northwest British Columbia, Canada (the “Eskay Creek Project”) and the Snip gold project (the “Snip Project”). The Corporation is in the exploration and development stage with respect to its mineral property interests and has not, as yet, achieved commercial production. The Eskay Creek Project is the Corporation’s only material property.
Figure 1: Golden Triangle Infrastructure Map:
Corporate Structure
Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Corporation changed its name to Prolific Petroleum Ltd. on

October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Corporation transitioned from the Company Act (British Columbia) to the Business Corporation Act (British Columbia) (“BCBCA”).
Eskay Creek Project
The scientific and technical information in this section relating to the Eskay Creek Project is derived from, and in some instances is a direct extract from, and based on the assumptions qualifications and procedures set out in, the technical report entitled “Eskay Creek Project NI 43-101 Technical Report and Feasibility Study — British Columbia, Canada” with an effective date of September 6, 2022 and an amended and restated report date of September 19, 2022 (the “Eskay Creek Technical Report”). The authors of the Eskay Creek Technical Report are Ausenco Engineering Canada Inc., (“Ausenco Engineering”), Ausenco Sustainability Inc. (“Ausenco Sustainability”), SRK Consulting (Canada) Inc. (“SRK”), AGP Mining Consultants Inc. (“AGP”), BGC Engineering Inc. (“BGC”) and Environmental Resource Management (“ERM”). Such assumptions, qualifications and procedures are not fully described in this prospectus and the following summary does not purport to be a complete summary of the Eskay Creek Technical Report. Reference should be made to the full text of the Eskay Creek Technical Report, which is available for review under Skeena’s profile on SEDAR at www.sedar.com.
Eskay Creek Project Description, Location and Access
The Eskay Creek Project is located in the Golden Triangle region of British Columbia, Canada, 83 km northwest of Stewart. Support services for mining and other resource sector industries in the region are provided primarily by the communities of Smithers (pop. 5,400) and Terrace (pop. 11,500). Both communities are accessible by commercial airlines with daily flights to and from Vancouver.
On December 18, 2017, Skeena and Barrick entered into an option agreement on the Eskay Creek Project. This agreement affects all mineral claims and mineral leases that comprise the Eskay Creek Project, except for the single mineral claim registered to Skeena. On October 5, 2020, Skeena and Barrick Gold Inc. (“Barrick”) agreed to amend the terms of the original option agreement on the Eskay Creek Project. Skeena acquired 100% ownership of Eskay Creek in October 2020 in consideration for:
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The issuance to Barrick of 22.5 million units, consisting of one common share of Skeena and a non-transferable half warrant;

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The grant of a 1% NSR royalty on the entire Eskay Creek land package (the “Barrick NSR Royalty”). Half of the Barrick NSR Royalty may be purchased from Barrick during the 24-month period after closing, at a cost of C$17.5 million; and

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A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of C$15 million.

The Eskay Creek Project covers 5,798.86 ha, consisting of 49 mineral claims (3,968.58 ha), and eight mineral leases (1,830.26 ha). Where on-ground work commitments have not been met, Skeena has made cash-in-lieu payments as stipulated under BC regulations. All statutory annual reporting obligations have been met.
Royalties are payable on a number of the claims including a 1% NSR payable to Euro-Nevada Mining Corporation Limited (now Franco-Nevada Corp.); a 2% NSR payable to ARC Resource Group Ltd. (option agreement dated 4 November 1988 between ARC Resource Group Ltd. and Canarc Resources Corp.), a 2% NSR payable to ARC Resource Group Ltd. (royalty deed dated 1 August 1990 between Adrian Resources Ltd. and ARC Resource Group Ltd.), a 1% NSR payable to David A. Javorsky, a 2% NSR payable to Eagle Plains Resources and a 2% NSR payable to Joseph Vandervoort. There is also a 1% royalty payable to Barrick on all the claims, which is in addition to the existing royalties.
Skeena holds an interest in two surface leases and the Eskay Creek road access. Skeena will need to acquire surface rights in support of any future mining operations. A permit amendment will be required for one of the surface licences to extend the boundary to include the surface area associated with the south end of Tom MacKay Storage Facility (“TMSF”). Two water rights are currently held. Skeena anticipates needing to apply for additional water licences under the British Columbia Water Sustainability Act for the proposed Eskay Creek Project.

Skeena’s current environmental liabilities are related to activities undertaken by Skeena, and activities arising from permitting. The key liabilities would be remediation of drill pads and drill access roads. Skeena has posted an environmental bond with the relevant BC authorities in relation to the work programs that have been conducted.
Risks
The provincial and federal regulatory processes under recent legislative changes may influence overall timelines to amend the existing permits, address Indigenous consent and collaboration needs, and obtain new permits for the Eskay Creek Project, including the environmental assessment certificate as well as construction and operating permits. Additional work is underway to support permit amendments and new permit applications, including environmental baseline data collection, mine plan details, and environmental assessment and consultations.
The current permits for the Eskay Creek mine do not consider operations at the scale contemplated in the 2021 pre-feasibility study or for the feasibility study scale open pit project. Additional work will be required to support permit updates and amendment applications, which will include environmental baseline data collection, environmental assessment and proposed mine plan and reclamation and closure plan.
The Eskay Creek Project is within the territories of Indigenous groups and access routes pass through lands subject to the Nisga’a Final Agreement treaty. Agreements with such groups that may be affected by the envisaged project remain to be negotiated. If such agreements include royalty or similar payments, this could result in changes to the assumptions made in the economic analysis. Skeena actively engages with communities of interest and Indigenous peoples to understand potential Eskay Creek Project effects and plan mitigative approaches collaboratively.
History
The Eskay Creek Project area has a long exploration history, dating back to initial prospecting activities in 1932. Companies with Eskay Creek Project interests prior to Skeena’s involvement include Premier Gold Mining Co. Ltd., MacKay Gold Mines Ltd., Canadian Exploration Ltd., American Standard Mines Ltd., Pioneer Gold Mines of B.C. Ltd., New York-Alaska Gold Dredging Corp., Western Resources Ltd., Stikine Silver Ltd., Canex Aerial Exploration Ltd., Mount Washington Copper Co., Newmont Mining Corp., Kalco Valley Mines Ltd., Texas gulf Canada Ltd., May-Ralph Resources Ltd., Ryan Exploration Ltd. (U.S. Borax), Kerrisdale Resources Ltd., Consolidated Stikine Silver Ltd., International Corona Corp., Homestake Canada Inc., and Barrick Gold Inc.. Work conducted during this period included prospecting, geological mapping and reconnaissance, rock, stream, sediment, and soil geochemical sampling, trenching, surface geophysical surveys (electromagnetic (“EM”), very low frequency (“VLF”), ground magnetic/VLF-EM, induced polarization, seismic refraction, University of Toronto electro-magnetic system), borehole geophysics (frequency domain EM) core drilling, exploration adit and underground development, petrography, and mining studies.
Underground mining operations were conducted from 1994 to 2008. From 1994-1997, ore was direct shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.
Skeena has completed core drilling, an airborne light detection and ranging (“LiDAR”) and photo acquisition survey, mineral resource estimation, metallurgical testwork, environmental testwork and supporting studies, and preliminary and prefeasibility technical studies
Geological Setting and Mineralization
The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal volcanogenic massive sulphide (“VMS”) deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold-silver deposit.
The Eskay Creek Project is located along the western margin of the Stikine Terrane, within the Intermontane Tectonic Belt of the Northern Cordillera. It is hosted within the jurassic rocks of the Stikinia

Assemblage at the stratigraphic transition from volcanic rocks of the uppermost Hazelton Group to the marine sediments of the Bowser Lake Group.
The Eskay Creek Project area is underlain by volcanic and sedimentary rocks of the regionally extensive Lower to Middle Jurassic Hazelton Group. The Hazelton Group can be further subdivided into the Jack, Betty Creek, Spatsizi, Iskut River, Mt. Dilworth and Quock Formations (arranged from oldest to youngest). The stratigraphy in the immediate area of the property consists of an upright succession of andesite, marine sediments, intermediate to felsic volcaniclastic rocks, rhyolite, contact mudstone (host to the main Eskay Creek deposits), and basaltic/andesitic sills and flows. This sequence is overlain by mudstones and conglomerates of the Bowser Lake Group. These rocks are folded into a gently, northeast-plunging fold, the Eskay anticline, and are cut by north-, northwest- and northeast-trending fault structures.
Regional metamorphic grade in the area is lower greenschist facies. Alteration in the footwall volcanic units is characterized by a combination of pervasive quartz-sericite-pyrite, potassium feldspar, chlorite and silica. Intense alteration zones are locally associated with sulphide veins that contain pyrite, sphalerite, galena, and chalcopyrite. An intense, tabular-shaped blanket of chlorite-sericite alteration, up to 20 m thick, occurs in the Eskay rhyolite member, immediately below the contact with the main stratiform sulphide mineralization.
Several styles of stratiform and discordant mineralization are present at the Eskay Creek Project, defined over an area approximately 1,400 m long and as much as 300 m wide. Distinct zones have been defined by variations in location, mineralogy, texture, and precious metal grades.
Stratiform-style mineralization is hosted in black carbonaceous mudstone and sericitic tuffaceous mudstone of the contact mudstone (Mount Madge Sedimentary unit), located between the footwall Eskay Rhyolite member and the hanging wall Willow Ridge mafic unit. The stratiform hosted zones include the 21A zone (characterized by arsenic-antimony-mercury sulphides), the 21C zone, 21B zone, the 21Be zone, the 21E zone and the NEX zone. Stratigraphically above the contact mudstone, and usually above the first basaltic sill, the mudstones also host a localized body of base metal-rich, relatively precious metal-poor, massive sulphides referred to as the “Hanging Wall” or “HW zone”. The lower mudstone (datum mudstone) and even lower mudstone (spatsizi formation) are located stratigraphically below the footwall Eskay rhyolite member and dacite respectively. These mudstones are part of the lower package (“LP”) Zones.
Stockwork and discordant-style mineralization at Eskay Creek is hosted in the rhyolite footwall within the PMP zone, the 109 zone, the 21A zone, the 21B zone, the 21C zone, the 21Be zone, the 21E zone, the north extension (“NEX”) zone, the water tower (“WT”) zone and 22 zone. The PMP zone is characterized by pyrite, sphalerite, galena, and chalcopyrite-rich veins and veinlets hosted in strongly sericitized and chloritized rhyolite. The 109 zone consists of gold-rich quartz veins with sphalerite, galena, pyrite, and chalcopyrite associated with abundant carbonaceous material hosted predominantly in siliceous rhyolite. The 21A, 21B, 21Be, 21C, NEX, WT and 21E Zones consist of very fine-grained cryptic pyrite with rare sphalerite and galena in sericitized rhyolite. The 22 zone consists of cross-cutting arsenopyrite, stibnite and tetrahedrite veins hosted in massive to pyroclastic facies rhyolite.
There is significant remaining exploration potential in the Eskay Creek deposit and environs. Exploration targets include syn-volcanic feeder structures at depth and along strike; mineralization hosted within the largely unexplored lower mudstone horizon; and the in the vicinity of the 23 zone, which remains open along strike and at depth. Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate near surface, rhyolite-hosted feeder mineralization.
Deposit Types
The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal VMS deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold — silver deposit.
Features that would classify the Eskay Creek deposit as a VMS deposit include:
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It formed on the seafloor in an active volcanic environment with a rhyolite footwall and basalt hanging wall.

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There is a chlorite-sericite alteration in the footwall, and sulphide formation within a mudstone unit at the seafloor interface.

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Unlike many VMS deposits, Eskay Creek has high concentrations of gold and silver, and an associated suite of antimony, mercury and arsenic. These mineralization features, along with the high incidence of clastic sulphides and sulfosalts, are more typical of an epithermal environment with low formation temperatures.

Features that would classify Eskay Creek as a subaqueous hot spring gold-silver deposit include:
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broad hydrothermal systems marked by widespread sericite-pyrite alteration;

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evidence of a volcanic crater or caldera setting; and

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accumulations of felsic volcanic strata.

Exploration
A summary of the exploration programs completed by Skeena from 2018 to 2021 are as follows:
2018 — Grids and Surveys
McElhanney Consulting Services Ltd. of Vancouver, B.C flew an airborne LiDAR and photo acquisition survey in December 2018. The resulting topography map was compiled to 0.1 m accuracy.
LiDAR and photo acquisition were collected simultaneously with equipment co-mounted on the sampling aircraft. Sixty flight lines comprising 539-line kilometres were completed, covering the 100 km2 survey area.
2019 — Mapping and Grab Sampling Program
In mid-October 2019, geological mapping and grab samples were collected by Skeena geology staff in the Tom MacKay area, located approximately 2.2 km south of the 22 zone. Historical drill holes in the adit area contained anomalous gold values primarily within felsite which generally lies subvertical, dipping towards the east. The purpose of the program was to determine the relationship of the felsite dykes to the Eskay Rhyolite and collect rocks for whole rock geochemistry analysis.
In August 2019, geological mapping and grab sampling was carried out on the Tip Top and Eskay porphyry targets, located 700 m east of the 21 zone deposits. The Eskay Porphyry is a monzodiorite exposed in the core of the Eskay anticline, intruding into the footwall andesite. The Tip Top prospect is located along the same structural trend towards the southwest.
2020 — Geophysics
During, late summer 2020, Dias Geophysical Limited carried out a 3D direct-current resistivity and induced polarization survey on the Eskay Creek Project over the axis of the Eskay Creek anticline from the Bowser Basin south to the Tom MacKay Zones using the DIAS32 system in the UTM zone 9N WGS84.
Dias Airborne Limited of Saskatoon, SK, flew an airborne magnetic gradiometry survey over 5 days in 2020 using the QMAG full tensor magnetic gradiometer system. Forty-meter line spacing for a total of approximately 1060 line kilometres were completed, which included 965 km of survey lines and 95 km of tie lines.
2021 — Eskay Rift-Basin Reconstruction and Targeting Project
From April 19 through May 3, 2021, relogging of diamond drill core was undertaken to establish an informal stratigraphy for strata that host the Eskay deposits. Relogging of drill core and resulting graphic logs were completed for 26 representative drill holes totalling approximately 7,439 m. Eighty-nine samples were collected for whole rock analysis to characterize lithofacies and alteration types.

2021 — Geochemical Soil Sampling Program
Inherited soils data collected by previous operators demonstrated strong correlations between Au-Ag mineralization exposed at surface and B-Horizon Au soil anomalies. Unfortunately, the historical soils coverage was discontinuous across the property, particularly along the eastern limb of the Eskay anticline. In addition, the data collected by previous operators is poorly documented, generally lacks any quality assurance/quality control checks and is therefore of uncertain quality.
During the summer of 2021, Skeena collected 4,367 soil samples. The soil sampling program covered the majority of the lease boundaries, apart from areas defined as Bowser Basin geological units. The sampling entailed 116 line kilometres and was completed on a systemic 25-m x 100-m grid. Given the surficial footprint criteria for a near surface bulk tonnage target, these soil grid parameters permitted adequate coverage to detect an economic target.
2021 — Regional Mapping and Grab Sampling
From June through August 2021, Skeena collected 2,296 rock samples throughout the property, apart from areas defined as the Bowser Basin geological unit, to assist in the characterization of the lithofacies and alteration types. In addition, geological field mapping and prospecting activities were completed over the entirety of the property with additional focus on geochemical anomalies reported in historical soil grids, grab rock samples and diamond drilling. The samples were collected to ensure coverage at outcrops that had no previous data recorded nearby. The most mineralized or altered parts of the outcrops were sampled.
Exploration Potential
There is remaining exploration potential in the Eskay Creek deposit. Several areas have been selected for drill targeting based on the geochemical soil sampling, and grab rock sampling campaigns along the Eskay trend.
Skeena considers that well-defined, mineralized syn-volcanic feeder structures that propagate through the volcanic pile have not been sufficiently explored at depth and along strike. Examples of this well-documented mineralization style include the 22 zone, WT zone, 21A zone, 23 zone, 21C zone and in the mudstones of the HW zone where these feeders propagate.
In addition, the underexplored lower mudstone is situated ~100 m stratigraphically below the more well-known contact mudstone and represents a horizon with potential to host similar exhalative style mineralization. Exploratory target ranking will be influenced by areas where known synvolcanic feeder structures intersect this unit, as these locales will offer the highest potential for development of additional exhalative style mineralization.
Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate additional near surface, rhyolite- and/or dacite hosted feeder mineralization.
Drilling
Surface drilling has been carried out by multiple operators, with the first drilling on the property by Unuk Gold in 1934.
Since 2018 to the end of 2021 Skeena has drilled 913 surface drill holes totalling 128,362.89 m. Table 1-1 summarizes the surface drilling Skeena has completed on the Eskay Creek Project from 2018 to 2021.

Table 1-1: Drill Summary Table of Drilling Undertaken by Skeena
Sampling, Analysis and Data Verification
Skeena used the ALS sample preparation facility in Kamloops, which is independent and accredited. Analysis was completed at the ALS facility in Vancouver (“ALS Vancouver”), which holds ISO17025 accreditation for selected analytical methods. Both laboratories are independent of Skeena. SGS Canada, located in Burnaby, BC (SGS), was used to independently test pulp duplicates and a select number of standards. SGS holds ISO 17025 accreditations for selected analytical techniques. SGS is independent of Skeena.
The Eskay Creek mine initiated quality assurance and quality control (“QA/QC”) measures into their sample stream in 1997. With progressive years the QA/QC protocol became more comprehensive and detailed. Skeena implemented a formal QA/QC program from the inception of their 2018 Phase 1 drilling program, consisting of blanks, duplicates and standard reference materials (“SRMs”). SRMs and blanks were monitored when batches of assay data were first received. If analyses were outside of the acceptable ranges after checking for data entry errors, then repeat assay were requested. The laboratory was instructed to retrieve five pulp samples before and after the QC failure. Prep and pulp duplicate data were also monitored, with Skeena reporting any concerns to the laboratory manager.
Skeena implemented formal QA/QC programs for all phases of drilling between 2018 and September 2021. In total, five drilling phases were completed, including 2018, 2019, 2020 Phase 1, 2020/2021 Phase 2, and 2021 Phase 3. For the purposes of reporting, QA/QC is discussed by year and in some cases, drilling phases overlap years. The close-out date of the latest database is September 10, 2021, and QA/QC validations are only relevant up to and including the 2021 Phase 3 drilling program.
The QA/QC programs contained the following types of quality control samples: sample blanks, certified reference materials (“CRMs”), and check assays. In addition to the Skeena-introduced quality control samples, ALS Vancouver inserted their own independent check samples.
The blank material used was a marble garden rock obtained from Canadian Tire in Smithers, BC. Approximately 1 kg of this material was used for each blank sample. Three blanks were inserted for every 100 samples, typically at the “20”, “60”, and “00” numbers in the sample tag sequence. Assays for blanks should be less than 10 times the detection limit of the analytical method for gold.
CRMs were inserted for every 100 samples, typically at the “10”, “30”, “50”, “70”, and “90” numbers in the sample tag sequence. CRMs were usually inserted in rotation, except where high-grade intervals above approximately 20 g/t Au were encountered; here high-grade CRMs (CDN-GS-25) were inserted.
CRMs and blanks were monitored when batches of assay data were first received. CRM or blank control charts were routinely updated for the following elements: gold, silver, copper, lead, and zinc; other elements were analysed on an as needed basis. Table 11-1 depicts the 10 CRMs used and their expected values and standard deviation for gold and silver.

Table 11-1: List of Certified Reference Materials (Au and Ag recommended values)
Mineral Processing and Metallurgical Testing
Previous Programs
As part of the 2019 PEA and 2021 PFS, testwork programs were completed by Blue Coast Research in Parksville BC and Base Metallurgical Laboratories Ltd. in Kamloops BC respectively. The outcome of this work was a modified circuit design, incorporating two stages of milling and flotation — or an MF2 flowsheet. This avoided overgrinding softer minerals present at different levels in the Eskay Creek samples as well as isolating a slimes fraction to a separate flotation circuit.
The 2019 program was completed on a limited number of samples from 21A, 21C and 22 ore zones while the 2021 program included a wider range of samples for variability testing and from a greater number of ore zones.
Testwork into cyanide leaching, gravity recovery and concentrate hydrometallurgical retreatment resulted in these options being excluded from the final flowsheet, which generates a saleable precious metal concentrate from both coarse and fine flotation circuits.
Work was also completed to estimate regrind mill power requirements and dewatering of tailings and final concentrate.
Feasibility Study Program
The FS program was completed by Base Metallurgical Laboratories Ltd. over the period June 2021 to August 2022, focussing on FS flowsheet conditions. A bulk sample was processed through a pilot plant to generate sufficient sample mass for regrind mill evaluation and additional thickener and filter testing. A larger variability sample program was tested to generate results for recovery modelling. Two main lithologies: Rhyolite and Hanging Wall/Mudstone were modelled separately due to their different response.
Additional comminution testing was conducted on both Rhyolite and Mudstone samples as well as regrind mill specific energy testing (both HIGmill and IsaMill) was done on samples of rougher concentrate and deslimed rougher tailings. Dewatering tests on the final concentrate identified the need to supplement drying after pressure filtration for some of the samples, in order to reach transportable moisture limit levels of water content.
The variability testing provided insight into methods to mitigate cleaner circuit losses, particularly on Hanging Wall/Mudstone samples. Repeat cleaner tests were conducted on several samples from the variability testing to demonstrate improved metallurgical performance when grind size targets and collector addition rates were tightly controlled. After this improved repeat testing, locked cycle tests were conducted on several samples including a year 1-5 composite to confirm closed circuit performance for recovery modelling and equipment sizing.

For mine planning purposes, a series of recovery models were developed from the 2022 FS variability results, for each major rock type. The recovery equations developed are acceptable for use in the MRMR estimates and mine plan used in financial modelling. Within each rock type, concentrate quality could be reliably estimated from feed grades and was found to vary based on gold and sulphide mineral contents, as well as lithology. The recovery models developed were based on performance at different cleaner circuit operating points for each mining period in order to maximize NSR.
With higher-grade material processed in the first three years, although arsenic, antimony, and mercury levels are expected to be elevated in the final concentrate, the concentrate saleability is not impacted. Grades of gold in concentrate are expected to be 60 g/t in Year 1 and decrease to 18 g/t in Years 8 and 9. Overall gold recovery for the first nine years is 84% to a 37g/t Au concentrate. Silver recoveries average 88% over the mine life, with concentrate grades of 1,024 g/t Ag. Sulphur levels in final concentrates are expected to be between 18% and 26% at selected cleaner operating points.
Mineral Resources Estimates
The mineral resource estimate is primarily based upon legacy drilling completed by the previous operator; however, additional holes drilled by Skeena since 2018 have been included. The database used in estimation contains 7,583 historical holes and 826 completed surface holes drilled by Skeena from 2018 to August 2021. The close out for the database was September 10, 2021, once all assays were received for the last hole from Phase 3.
During 2020, the litho-structural model was updated to include six additional lithological units that were previously merged within the nearest stratigraphic package, namely, (1) the mudstone in the overlying hanging wall andesite (hanging wall mudstone), (2) two footwall sediment units (lower mudstone and even lower mudstone), (3) extrusive units below the rhyolite (dacite and footwall andesite) and (4) the Bowser Group sediments. The structural model that was created in 2018 was also used. In total, 91 solids were created for the 2022 estimate including 90 mineralization solids and one solid used to restrict the influence of high-grade, mined-out material. The mineralization domains were designed by lithology type, structural trends, and gold equivalent (“AuEq”) assay intervals with a nominal cut-off of 0.5 g/t AuEq or greater (where AuEq = Au + Ag/74). Occasionally, lower-grade intersections were included to maintain continuity.
Three modelling methods were used:
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Radial basis function indicator interpolants for the contact mudstones. The RBF is an estimator that models known data positions and can provide an estimate for any unknown points. Drill holes were composited to 1 m, with left over samples at the end of the holes appended to the previous sample. A 50% probability was applied, and a structural trend was used as the search orientation.

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Interval selection for all other lithologies. A nominal cut-off grade of 0.5 g/t AuEq was used to select assays intervals directly from the assay database. Domains were created using either the vein or intrusion tool.

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Manual wireframing created in Vulcan. Two small solids in the WT zone were manually wireframed in Vulcan software.

Two block models were created:
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An open pit model using 10 x 10 x 5 m parent block sizes, with sub-block sizes of 5 x 5 x 2.5 m; and an underground model using 3 x 3 x 2 m parent block sizes, with 1 x 1 x 1 m sub-block sizes.

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Assays were composited from assays honouring the relevant mineralization domain boundaries to 2.5 m lengths for the open pit model, and 1 m lengths for the underground model

Grades within each domain were capped within hard-domain boundaries. Capping values were selected on a zone-by-zone basis using the results from log probability plots, histograms, CV values, degradation plots, and percent metal loss analyses. Gold capping values ranged from 4.5-600 g/t Au and silver capping values ranged from no capping applied to 25,000 g/t Ag.
The density used for tonnage calculation for the 2022 estimate is a combination of lithology type and zone, with the mean SG value selected from each ore zone, or, if outside of the ore Zones, then average SG values within lithology type.

Variograms were used to assess for grade continuity, spatial variability in the estimation domains, sample search distances, and kriging parameters.
For the open pit model, grades were estimated into all 12 mineralization domains. Five estimation domains below the bottom of the optimized resource pit were reported as resources potentially amenable to underground mining methods (22, HW, NEX, WT and the LP). Each of the models were optimized based on the defining mining scenario.
Ordinary kriging (“OK”) was used to estimate gold and silver in all domains within the open pit model, except for the small faults of the 21C zone, the even lower mudstone and footwall andesite where inverse distance to the second power was used (ID2). Gold and silver grades within the mineralization domains were estimated in three successive passes with increasing search radii based on variogram ranges. A fourth validation pass was used for validation purposes only. A hard boundary was applied within a 1 m restriction domain to limit the spread of high-grade values from mined-out intervals into the remaining resources area. Validation included visual inspection in plan and sectional views, comparison of OK estimates with ID2 and nearest-neighbour (“NN”) methods, and swath plots. No major biases were noted. A 0.2 m geotechnical solid around the underground workings was used as the depletion zone for reporting remaining resources.
OK was used to estimate gold and silver within the underground model except for the Even Lower Mudstone and Footwall Andesite. Gold and silver grades within the mineralization domains were estimated in three successive passes with increasing search radii based on variogram ranges. A 1 m geotechnical solid around the underground workings was used as the depletion zone for reporting remaining resources. Validation included visual inspection in plan and sectional views, comparison of OK estimates with ID2 and NN methods, and swath plots. No major biases were noted.
For mineralization in domains exhibiting good geological continuity using adequate drill hole spacing in the open pit model, SRK considers that blocks estimated during the first estimation pass using a minimum of four holes, an average distance of less than 15 m and a kriging variance (“KV”) of less than 0.3, to be classified as the measured category. KV provides a relative measure of accuracy of the local kriged estimate with respect to data coverage. Mineralization in domains exhibiting good geological continuity estimated during Pass 2, using a search distance of the variogram, with a minimum of three drill holes were classified as indicated. For measured and indicated blocks, the level of confidence is adequate for evaluating the economic viability of the deposit, as well as suitable for assessing technical and economic parameters to support mine planning. Blocks estimated during Pass 3, using search distances of 2.5 times the variogram range, and a KV of <0.8 were classified in the inferred category. For the LP domain, an average distance of 100 m was used as an additional constraint for the inferred resources. For those blocks, the level of confidence is inadequate for evaluating the economic viability of the deposit, as well as unsuitable for assessing technical and economic parameters to support mine planning.
The epithermal suite of elements (antimony, mercury, and arsenic), base metals (lead, copper, and zinc) and metallurgical elements (iron and sulphur) were estimated into the open pit block model to provide results for the metallurgical study. A high degree of variability of the epithermal elements exists between the different zones and rock types, and elevated concentrations occur in localized zones/pods. The contact mudstone lithology within the 21A and 21B Zones have elevated levels of arsenic, mercury, and antimony. The 21A zone is geologically and geochemically equivalent to the 21B zone, an area that accounted for the bulk of mineralization historically mined at Eskay Creek. Smelter penalties for the elevated concentrations of arsenic, mercury, and antimony in the 21B zone were often prevented via blending with material from other zones while maintaining a profitable head grade.
To determine the quantities of material offering “reasonable prospects for eventual economic extraction” by open pit methods, SRK used a pit optimizer and reasonable mining assumptions to evaluate the proportion of the block model (measured, indicated, and inferred blocks) that could be “reasonably expected” to be mined from the open pit. The optimization parameters were selected based on experience, and benchmarking against similar projects. The block model quantities and grade estimates were also reviewed to determine the portions of the Eskay Creek Project having “reasonable prospects for eventual economic extraction” using a long-hole underground mining scenario.
The cut-off grade for the open pit model was determined to be 0.66 g/t AuEq; however, a pit constrained cut-off of 0.7 g/t AuEq was selected for the estimate reporting. The long-hole mining and drift-and-fill underground mining method cut-off grades were calculated to be 2.4 g/t AuEq and 2.8 g/t AuEq, respectively. In the underground scenario, the steeply dipping WT zone was determined to be potentially amenable to the long-hole mining method, while the NEX, HW, 22 and LP Zones were more potentially amenable to the drift-and-fill mining method.
Mineral Resource Statement
The mineral resources considered potentially amenable to underground mining are reported exclusive of the estimated mineral resources potentially amenable to open pit mining. Mineralization was depleted in the open pit model by removing all material within all historical workings, where the historical workings shells had been expanded by an additional 0.2 m in all directions. Mineralization within the underground model was depleted by removing all material within all historical workings, where the historical working shells has been expanded by an additional 1.0 m in all directions.
Mineral resources are reported using the 2014 CIM Definition Standards in Table 1-1 and Table 1-2. Ms. S. Ulansky, Senior Resource Geologist, P. Geo (EGBC#36085), an employee of SRK. (Canada) Inc. is the qualified person for the estimates. Mineral resources are reported inclusive of mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Table 1-2: Open Pit Constrained Mineral Resource Statement Reported at 0.7 g/t AuEq Cut-Off Grade by Domain
Table 1-3: Underground Mineral Resource Statement Reported at a 2.4 g/t AuEq Cut-Off Grade for Long-Hole Mining and 2.8 g/t AuEq Cut-Off Grade for Drift-and Fill-Mining
Notes to accompany the mineral resource estimate statement:
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Mineral resources are reported inclusive of those mineral resources converted to mineral reserves. mineral resources that are not mineral reserves do not have demonstrated economic viability.

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The qualified person for the estimate is Ms. S Ulansky, PGeo of SRK Consulting (Canada) who reviewed and validated the mineral resource estimate.

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The effective date of the mineral resource estimate is January 18, 2022.

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The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding.

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Open pit-constrained mineral resources are reported in relation to a conceptual pit shell.

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Reported underground resources are exclusive of the resources reported within the conceptual pit shell and reported using stope optimized shapes based on long-hole and drift-and-fill mining methods.

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Block tonnage was estimated from average specific gravity measurements using lithology and zone groupings.

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All composites were capped where appropriate.

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Mineral resources potentially amenable to open pit mining methods are reported at a cut-off grade of 0.7 g/t AuEq and mineral resources potentially amenable to underground mining methods are reported within the stope optimized shapes using a cut-off of 2.4 g/t AuEq for the long-hole mining scenario and 2.8 g/t AuEq for drift-and-fill mining scenario.

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Cut-off grades are based on a price of US$1,700 per ounce of gold, US$23 per ounce silver, and gold recoveries of 90%, silver recoveries of 80% and without considering revenues from other metals. AuEq = Au (g/t) + (Ag (g/t)/74).

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Open pit key assumptions for reasonable prospects of eventual economic extraction are as follows:

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An overall pit wall angle of 45 degrees

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A reference mining cost of US$3.00 per tonne mined

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A processing cost of 15.50 US per tonne processed

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General and administrative costs of US$6.00 per tonne processed

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Mining dilution of 5%

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Mining recovery of 95%

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Transportation and refining costs of US$25 per ounce AuEq

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Underground key assumptions for reasonable prospects for eventual economic extraction are as follows:

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A reference mining cost of US$80 per tonne mined

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A processing cost of US$25 per tonne milled

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General and administrative costs of US$12 per tonne milled

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All in costs of US$117 per tonne milled

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Transportation and refining costs of US$25 per ounce AuEq

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Estimates use metric units (metres, tonnes and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348)

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The 2014 CIM Definition Standards were used for the reporting of Mineral Resources.

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Neither Skeena nor SRK is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimates.

Factors that may affect the estimate include: changes to long-term metal price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to the density values applied to the mineralized zones; changes to geological shape and continuity assumptions; potential for unrecognized bias in the assay results from legacy drilling where there was limited documentation of the QA/QC procedures; changes to the input values used to generate the AuEq cut-off grade; changes to metallurgical recovery assumptions; changes in assumptions of marketability of final product; changes to the conceptual input assumptions for assumed open pit operations, changes to the input assumptions for assumed underground operations; variations in geotechnical, hydrogeological and mining assumptions; changes to environmental, permitting and social license assumptions.

Mineral Reserve Estimates
The mineral reserve estimates for the Eskay Creek Project are based on the conversion of the measured and indicated mineral resources within the current mine plan. Measured mineral resources were converted to proven mineral reserves and indicated mineral resources were converted to probable mineral reserves. Inferred mineral resources were treated as waste. The estimates assume conventional open pit mining and equipment.
Inputs to the estimates include:
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Open pit slope recommendations for kinematic sectors, which were based on geotechnical assessment of available geotechnical and hydrogeological data from drilling, logging, mapping, sampling, and laboratory testing.

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NSR calculations for a gold concentrate assuming a 2% royalty and revenue from gold and silver metal. Prices of US$1550/oz gold and US$20/oz silver were used in NSR calculations.

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Pit shells generated using the Lerchs-Grossmann (“L-G”) algorithm in MinePlan software. Ultimate pit shells were generated using a revenue factor of 0.9 or metal price of $1,395/oz. These were used as the basis for the design.

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Pit designs were developed for the north and south pit areas. The initial north pit phases (technical sample, quarry 1 and quarry 2) were designed for the purpose of obtaining a technical sample and necessary non-acid generating (“NAG”) waste material to create supporting infrastructure. The north pit will consist of an additional three main phases, while the south pit will only contain a single small phase.

An NSR value per tonne of C$24.45/t was used to flag potential mill feed and waste blocks prior to dilution and represents the preliminary process and site G&A costs. This NSR value was also used to determine mill feed in the statement of open pit reserves.
Contact dilution was modelled into the in-situ resource blocks using an assumed 1.25 m contact dilution distance between each block. The average grade of the dilution material was 0.19 g/t Au and 3.71 g/t Ag.
Mineral Reserve Statement
The mineral reserves for the Eskay Creek Project are based on the conversion of the measured and indicated mineral resources within the current mine plan. Measured mineral resources were converted to proven mineral reserves and indicated mineral resources were converted to probable mineral reserves. The estimates were prepared under the supervision of Willie Hamilton, P.Eng. of AGP, a QP as defined under NI 43-101.
The total reserves for the Eskay Creek Project are shown in metric units in Table 1-4. Some variation may exist due to rounding.
Table 1-4: Proven and Probable Reserves (Metric Units)

*
Note: This mineral reserve estimate has an effective date of June 30, 2022 and is based on the mineral resource estimate dated January 18, 2022 for Skeena Resources by SRK Consulting (which has been updated since the PFS). The mineral reserve estimate was completed under the supervision of Willie Hamilton, P.Eng. of AGP, who is a qualified person as defined under NI 43-101. Mineral reserves are stated within the final design pit based on a US$1,550/oz gold price and US$20.00/oz silver price. An NSR cut-off of C$24.45/t was used to define reserves based on preliminary processing costs of $18.22/t ore and G&A costs of C$6.23/t ore. The metallurgical recoveries varied according to gold head grade and concentrate grades. Gold and silver recoveries were approximately 83% overall during the life of mine (“LOM”) scheduling. Final operating costs within the pit design were C$3.72/t mined, with associated process costs of C$16.91/t ore and G&A costs of C$4.20/t ore.
The QP has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the mineral reserves.
Mining Operations & Methods
Geotechnical Considerations
The Eskay Creek Project targets a deposit that will be mined via a 260 m deep north pit and 80 m deep south pit. A diversion tunnel is proposed to divert flows from the Tom MacKay Creek around the north pit boundary. BGC undertook this work at the request of AGP Mining Consultants Inc. (AGP) to support this study of the Eskay Creek project.
Following completion of the 2021 drilling program, BGC conducted a compilation, review, and assessment of available geotechnical data and information to determine suitable pit slope design criteria by kinematic sector angles for FS-level mine planning tasks. BGC developed a geotechnical model that characterizes the rock mass conditions, structural geology, hydrogeology, and seismicity of the open pit and diversion tunnel areas. This model was used as a basis for the open pit and diversion tunnel geotechnical assessments.
Twenty-meter-high double benches are likely achievable in all sectors, with recommended catch bench widths ranging from 12. m to 37.5 m. The slope design criteria assume that controlled blasting will be implemented. Scaling bench faces and cleaning accumulated material from bench toes is recommended.
Based on the results of the bench scale and inter-ramp kinematic analyses, BGC prepared provisional recommended slope design criteria, which were then incorporated into the FS mine plan by AGP. BGC then carried out limit equilibrium inter- ramp and overall slope stability analyses on representative cross sections through the FS-level pit plan. Stability analyses indicate that the slopes of the FS pit meet the design acceptance criteria with horizontal depressurization 40 m behind the pit face in the east walls of the north pit, and 20 m behind the pit face in the north and south walls of the north pit. No depressurization was required in the south pit.
The proposed north pit will intersect and mine into the historical underground workings at approximately mid-slope height on the mid to north side of the pit. This will result in increased risks for safely mining in this area and prescriptive plans will need to be developed to adequately mitigate these risks to acceptable levels.
Hydrogeological Considerations
Historic and recent groundwater investigations illustrate elevated hydraulic conductivity associated with the N-S trending faults in the proposed mining area. However, not all the fault systems are conductive; for example, the E-W trending riedel shears are considered to have similar conductivity to the country rock or lower conductivity, potentially acting as barriers (aquitards) to flow. The former underground mine operators reported rapid response to precipitation events with increased mine inflows potentially resulting from the conductive faults, but potentially also from increased fracturing from mining activities, and inflows through unsealed exploration boreholes. Higher groundwater recharge in the former underground mine area is therefore expected compared to in undisturbed areas.
Pit stability can be managed by progressive dewatering of the ground behind the pit slope with vertical or horizontal boreholes. The hanging wall (andesite and mudstone) rocks are rated as moderately conductive (calibrated K = 5E-07 m/s) compared to the footwall (rhyolite) rock (calibrated K = 5E-08 m/s) and will likely dewater more easily than the rhyolite, which reportedly has high fines content and drains poorly. The rhyolite will generally occupy lower elevations in the final pit extent; however, rhyolite would be present on the south and east pit highwall and may be susceptible to failure if pore-water pressure builds up on fault planes. The planned ultimate pit bottom will be at 714 masl, and therefore only about 50 m of flooded working will require dewatering. However, dewatering the underground workings in advance of mining may promote overall pit wall depressurization.

The hydrological cycle implies a short period of groundwater recharge associated with spring melt and fall rain; a bimodal hydrograph with peaks in May / June and then in October / November. The average annual variation in groundwater levels is 3.5 m (range 0.5 m-10 m). Groundwater levels in the pit area are generally deep: 30 m-60 m and thought to be due to the active pumping that maintains the water level in the underground workings around 765 masl. Groundwater flux in the mining area is predominantly to the east, toward Ketchum Creek with only 10% of flow to Tom McKay Creek. On the western margin of the proposed waste rock storage area, groundwater depths are shallow (2-4 m) and the groundwater flow direction predominantly toward Tom McKay Creek. Groundwater depths north of Tom McKay Lake range from 4-9 m. There is hydraulic containment throughout most of the extent of the proposed tailings storage area, except in the south where modelling shows a westerly flow path to Harrymel Creek. The extent to which this flow path is cut-off by north-south fault is unknown and the subject of further investigation. Mine designs incorporate removal of conductive overburden materials (e.g., beneath the proposed tailings storage facility (“TSF”) dams) and capture of shallow seepage from mine waste facilities in seepage collection ponds (e.g., in the waste rock storage area). Monitoring wells are being installed in groundwater flow paths between mining infrastructure and creeks to measure the potential effects to water quality.
Mine Plan
The Eskay Creek Project is located predominantly to the south of Tom MacKay Creek with a small portion extending to the north. Infrastructure will be located on the south side of Tom MacKay Creek, with the pit extending to the north beyond Tom MacKay Creek. Underground mining has previously been conducted in the northern portion of the Eskay Creek Project at depth. The potential for underground development beneath the open pit was examined in preliminary evaluations during the 2021 PFS but was not included as part of the FS. There is still potential for the inclusion of underground mining in future mining studies.
Each pit phase was designed to accommodate the proposed mining fleet. Waste mining will occur on 10-m benches with catch benches spaced 20 m vertically. Berm widths will vary depending on the kinematic pit sector, orientation, and lithology type. The haul roads will be 30.2 m in width with a road grade of 10%.
The mine schedule plans to deliver 29.9 Mt of mill feed grading 2.99 g/t gold and 79 g/t silver over a mine life of eight years. Processing of low-grade ore from stockpiles will continue until year 9. Waste tonnage from the pits totalling 223 Mt will be placed into either NAG or potentially acid generating (“PAG”) waste destinations. The overall strip ratio is 7.5:1. The mine schedule assumes 3.0 Mt/a of feed will be sent to the process facility in years 1 to 5 using a suitable ramp-up in Year 1. The mill will operate at 3.7 Mt/a for Years 6 to 9. A maximum descent rate of eight benches per year per phase was applied to account for grade control, snow removal and filling of the previous underground workings.

Figure 1-1: Planned Life of Mine Mill Feed Tonnes and Ounces

Note: Figure prepared by AGP, 2022.
The current mine life includes three years of pre-stripping and eight years of mining. Mill feed will be stockpiled during the pre-production years, with four stockpiles envisaged. A technical sample and two small quarries will be mined during pre-production so that process performance of the mill can be evaluated on a bulk sample.
A total stockpile capacity of approximately 6.0 Mt was reached in this schedule. If space is found to be too restrictive during operations, LG stockpiles may need to be placed on selected benches of the waste facilities. The stockpiled mill feed, together with pit phasing, will be used to ensure mill feed is available during periods of poor weather. High precipitation will also necessitate in-pit sumps and surface ditches around the pits.
Preproduction mining will be completed with small equipment up to 11.5-m3 loaders and 91-t rigid body trucks. This smaller fleet is better suited to the lower production tonnage requirements and narrower working conditions. With full production starting in Year 1, the primary loading units will be 22-m3 hydraulic shovels. Additional loading will be completed by small loaders loading in tandem. The smaller loaders will shift to working at the primary crusher and site maintenance roles (snow removal, etc.). It is expected that one of the 11.5-m3 loaders will be at the primary crusher full time. The main production haulage trucks will be conventional 144-t rigid body trucks from Year 1 onwards.
The support equipment fleet will be responsible for the usual road, pit, and dump maintenance requirements, but due to the climate conditions expected, will have a larger role in snow removal and water management. Snowplows and additional graders were included in the fleet. In addition, smaller road maintenance equipment is included to keep drainage ditches open and sedimentation ponds functional.
Within the planned pit, an additional large backhoe will assist the mill feed preparation. It will be responsible for cleaning hanging wall and footwall material around the old, cemented stopes from the underground mining. While capable of loading the 144-t trucks if required, it is not scheduled to do so because of the extended loading time necessary.
Grade control will be completed with a separate fleet of RC drill rigs, with a 10 m x 5 m pattern in ore and 20 m x 10 m pattern in waste. Blasthole sampling will also be part of the initial grade control program to determine the best sampling method for operations. The grade control holes will serve two purposes:

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definition of the mill feed grade and contacts; and

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location of previous underground infrastructure prior to blasthole rigs drilling.

Various rock types are present in the material mined within the final pits. The key difference since the PFS study was revised segregation of PAG and NAG waste rock. Based on recent test work, the only lithologies considered as NAG were hangingwall andesite and upper members of the HW sediments. The remainder of the waste rock was considered PAG and will be sent to the Tom MacKay Lake storage facility to be submersed below water. NAG and PAG waste material contained in the ultimate pits are 142 Mt and 82 Mt, respectively. The total amount of waste within the pits in mine plan is 223 Mt. This split in material will be determined by blast hole sampling and from the RC grade control drilling.
The waste rock storage facilities were designed in accordance with BC’s “Interim Guidelines Mined Rock and Overburden Piles Investigation and Design Manual” (1991). The largest NAG waste rock storage facility (“WRSF”) is labelled waste dump west. It is located to the immediate west of the north and south pits. Waste dump north and waste dump northeast are two small NAG WRSFs which are used to establish access to mining areas in Phase 3. The remainder of the NAG waste will be placed into the mined-out north pit as backfill.
Recovery Methods
The testwork provided was thoroughly analysed and several options of process routes were addressed in the initial stages of the feasibility study. Based on the analysis, the 2 stage milling and flotation (MF2) process route was maintained as the best suited for the testwork results and subsequent economic analysis for the material. The unit operations selected are typical for this industry.
The Eskay Creek Project will be constructed in two distinct phases, as follows:
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Initial operation of 3.0 Mt/a for Years 1 to 5, which comprises:

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Single stage crushing circuit (jaw), fed from the open pit mine;

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Coarse ore stockpile with reclaim system, fed from an overland conveyor;

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Primary grinding including a semi-autogenous grinding (SAG) mill, pebble crusher (installed for Year 4 operations), and ball mill in closed circuit with hydrocyclones;

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Rougher flotation with concentrate regrind and two stages of cleaning;

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Rougher tails slimes classification via two stages of hydrocyclones;

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Secondary grinding including ball mill and IsaMill and scavenger flotation, fed from the slimes circuit underflow;

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Fines flotation and two stages of cleaning, fed from the slimes circuit overflow;

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Concentrate thickening, filtration, drying and storage;

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Concentrate load-out by way of front-end loader filling concentrate transportation;

Final tailings pumping to the TMSF.
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Expansion to 3.7 Mt/a for the remaining mine life, which includes the initial equipment with the addition of the following installed for year 6 operation:

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Secondary crushing circuit (cone)

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A second ball and extra cyclones

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Additional IsaMill

Key process design criteria are listed below:
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Initial operation nominal throughput of 8,220 t/d or 3.0 Mt/a

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Expansion nominal throughput of 10,140 t/d or 3.7 Mt/a

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average head grade of 2.99 g/t Au and 79 g/t Ag

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crushing plant availability of 70%

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operate two shifts per day, 365 d/a with plant availability of 92% for grinding, flotation, and filtration

Product will be gold concentrate to be sold to refineries. Annual gold equivalent production is shown in Figure 1-2.
Figure 1-2: Eskay Creek Annual AuEq production and head grade

Note: Figure prepared by Ausenco, 2022.
An overall process flow diagram showing the unit operations in the selected process flowsheet for the initial operation is presented in Figure 1-3 and for the expansion in Figure 1-4.

Figure 1-3: Simplified Process Flowsheet (1-5 Years)

SECONDARY SCREEN
SECONDARY SCREEN FEED CONVEYOR No. 1
SECONDARY SCREEN FEED CONVEYOR No. 2
SECONDARY CONE CRUSHER
SECONDARY CRUSHER DISCHARGE CONVEYOR
LEGEND
CONTINUOUS FLOW
ALTERNATE PROCESS
EXISTING
EQUIPMENT
VENDOR PACKAGE
TRASH
BALL MILL No.2 CYCLONE
TRASH SCREEN No. 2
BALL MILL No.2
BALL MILL No. 2 CYCLONE FEED PUMPBOX
SECONDARY MILL No. 3

Note: Figure prepared by Ausenco, 2022.
Figure 1-4: Simplified Process Flowsheet (Years 6+)

ROM ORE
STATIC GRIZZLY
ROM HOPPER
APRON FEEDER
VIBRATING GRIZZLY
PRIMARY JAW CRUSHER
PRIMARY CRUSHER DISCHARGE CONVEYOR
COARSE ORE STOCKPILE FEED OVERLAND CONVEYOR
COARSE ORE STOCKPILE
SAG MILL FEED CONVEYOR
PEBBLE RECYCLE CONVEYOR
PEBBLE CRUSHER FEED CONVEYOR
PEBBLE CRUSHER
PEBBLE CRUSHER DISCHARGE CONVEYOR
SAG MILL TROMMEL
SAG MILL
CYCLONE FEED PUMPBOX
BALL MILL
BALL MILL CYCLOPAK
TRASH SCREEN
TRASH
LEGEND
CONTINUOUS FLOW
ALTERNATE PROCESS
FUTURE
EQUIPMENT
VENDOR PACKAGE
ROUGHER
CLEANER 1
CLEANER 2
FINES ROUGHER
FINES CLEANER 1
FINES CLEANER 2
PLANT SITE POND OVERFLOW
SECONDARY GRINDING CIRCUIT
SCAVENGER
SECONDARY MILL No. 2
SECONDARY MILL No. 1
CONCENTRATE THICKENER
CONCENTRATE SURGE TANK
CONCENTRATE FILTER
CONCENTRATE DRYER FEED CONVEYOR
CONCENTRATE DRYER
CONCENTRATE STORAGE BUNKER
CONCENTRATE STORAGE STOCKPILE
CONCENTRATE HANDLING
FRESH WATER
PROCESS WATER TANK
TO DISTRIBUTION
RECLAIM WATER PUMPS
TAILINGS POND

Note: Figure prepared by Ausenco, 2022.
Project Infrastructure
The overall site plan (Figure 1-5) shows the major project facilities including the open pit mines, TMSF, WRSF, water management ponds, process plant, mine services, historical site and main access road. Access to the facility is from the northern side of the property from the existing Eskay Creek mine road. Access to the process plant will be via the existing road to the historical Eskay Creek site.
Figure 1-5: Overall Site Plan

DAM 1
DAM 4
SPILLWAY
EXPLOSIVE MAGAZINE
GATE HOUSE
TRUCK SCALE
WASTE ROCK STORAGE FACILITY (WRSF)
SOUTH PIT
NORTH PIT
EXISTING LANDFILL
POND 1
DIVERSION TUNNEL
WATER TREATMENT PLANT
NOT FOR CONSTRUCTION
NOTES:

Note: Figure prepared by Ausenco, 2022.
Access
Access to the Eskay Creek Project is via the existing 59 km all-season gravel road that connects to Highway 37. The access road is currently in good condition, where upgrades to two of the 8 bridges on this road will be required to accommodate equipment deliveries during construction and concentrate transportation during operation.
Power
The power supply for the Eskay Creek Project will be provided from the 287 kV Volcano Creek interconnection point, where a new 287/69 kV substation will be installed and a 17 km, 69 kV overhead power line will be run to the mine.
The Eskay Creek Project has the following electrical load requirements:
Initial operation:   Initial start-up requirement between Year 1 to 5 inclusive — 27.1
MW Expansion:   Full load requirement in year 6 to end of life — 31.2 MW

TMSF
The existing TMSF was selected as the preferred tailings storage option since it is permitted as a TSF and both tailings and PAG waste rock can be storage subaqueously to prevent these materials from generating acid. The TMSF has sufficient capacity to contain 109.4 Mt of tailings and PAG waste rock and will be constructed in three phases over the LOM based on storage and operating criteria.
The tailings and PAG waste rock embankments at Eskay are designed in accordance with Canadian Dam Association (“CDA”) “Dam Safety Guidelines” (CDA 2013) and Part 10 of the Health, Safety and Reclamation Code for Mines in British Columbia (2016), which also provides guidelines in evaluating the classification of dams in terms of the consequence of failure. Based on the dam breach analysis and expected area of inundation downstream of the tailings and PAG waste rock storage facility, the consequence of a dam failure is “very high” based on HSRC Guidance Document, Section 3.4 (BC Ministry of Energy and Mine 2016) and CDA (2013) Dam Safety Guidelines.
The overall design objective of the TMSF is to protect the regional groundwater and source waters resources during both operations and over the long term (after closure). The TMSF has sufficient capacity to store both tailings and PAG waste rock with four embankments. The dams will be constructed in 3 phases; Phase 1 (Year -1), Phase 2 (Year 1 and 2) and Phase 3 (Year 4 and 5). Northern three starter dams (Phase 1) will be constructed to an elevation of 1,092 masl. This includes a 1 m diameter penstock through the northeast dam (dam 1) along the existing alignment of Tom MacKay creek. The phase 2 raise will be the expansion of the north dams to an elevation of 1,107 masl and a new embankment at the south end of the facility to prevent flow into Coulter Creek drainage. The final embankment raises (Phase 3) will be constructed to an elevation of 1,122 masl. In addition, the closure spillway will be installed to maintain 5 m of water cover over the PAG waste rock and tailings post closure in Year 7. TMSF along with the spillway designed to pass the probable maximum flood. The northern embankments have a geomembrane liner system anchored to bedrock which will produce very little seepage due to the composite liner system. A base flow will discharge through the penstock into Tom MacKay Creek year-round. The southern embankment has a clay core and there will be minor seepage losses to the south through the clay core compared to the surface runoff on the south side of the embankment. The south side of the dam water will impound to an elevation of 1,107.70 masl before spilling into Coulter Creek watershed. Most of the flow into the Coulter Creek drainage will come from surface runoff and snow melt. In addition, floating turbidity fences will be placed around the active disposal areas to further aid in minimizing the migration of fine-grained suspends solids. In winter, a large enough area will be cleared of ice around disposal areas to allow the installation of the fences.
PAG waste rock will be deposited at the north end of the facility. PAG waste rock deposition will use a berm approach, depositing PAG waste across the facility from west to east. The berms will be constructed 2 m above the water surface with a crest width of 65 m to provide sufficient operating area for haul trucks, dozers, excavators, and a dragline excavator. Once completed the next berm will be constructed next to the completed berm. During the construction of the next berm, a dozer and dragline excavator will remove the upper 5 m and place the material to the south of the berm to minimize sediment migration to the north due to excavation operations. The final height of the berm will be 3 m below the water surface during operations and all materials will be 5 m below the water surface post closure.
Tailings will be slurried from the process plant to the TMSF by way of a pipeline, which would extend onto the TMSF to a floating barge and during winter holes will be drilled through the ice and the tailings line will be placed through the hole to the bottom of the TMSF. Due to the fine ore grind (P80 = 35 µm), the end of the pipeline will be positioned close to the bottom of facility (deposited tailings) along with a manifold with multiple port to reduce the velocity of the tailings slurry exiting the pipe along with an inline flocculant dosing station near the waters edge to maximize settling and minimize entrainment of fine particles to the surface of the TMSF. In addition, a floating turbidity fence will be placed around the barge to minimize migration of fine grain suspended solids and in winter a large enough area around the pipeline will be cleared of ice to install the fence. The minimum water depth over the tailings would be 3 m during operations and 5 m at closure to prevent both wind and ice remobilization of the tailings and prevent any PAG tailings from generating acid.

Water Supply
Fresh water makeup for the plant and potable supplies will be sourced from aquifers. Water pumped from the mine will meet the bulk of processing needs with any process water deficiency being recycled from Tom MacKay Storage Facility. Test boreholes have indicated good groundwater potential in bedrock associated with geological structures, and these should be targeted for establishing wellfields for the Eskay Creek Project.
Water Management
The objective of surface water management is to protect groundwater and surface water resources. Feasibility Study infrastructure and upstream catchments for the Eskay Creek Project were delineated based on topography data and footprints of facilities.
Contact and non-contact water are managed separately for the Eskay Creek Project. Contact water is captured and transported in collection ditches and pipelines to sediment ponds, sumps, and contact water ponds. For roads, runoff will be captured in collection ditches and conveyed to sediment ponds, to remove greater than 10 microns particles prior to discharging into the environment. Contact water from the open pits, WRSF, ore stockpile, process plant pad will be capture in collection ditches and conveyed to pit sumps, ponds 5 and 6. All runoff collected in these sumps and pond 6 will be pumped to pond 5. Then all water from pond 5 will be pumped to the process plant and used in mining operations or pumped with the tailings to TMSF.
Currently, there are no diversion channels, collection ditches, or water treatment facility for the subaqueous deposition of the PAG waste rock and tailings in TMSF. Non-contact water is diverted around other mine infrastructure, where possible, through diversion channels, culverts, and creek crossings.
Non-contact water will be conveyed around mine facilities in diversion channels where possible.
Snow Management
A snow management plan will be required to manage snow accumulation during the Eskay Creek Project operations since the Eskay Creek Project site is in a snow-dominant region. The mine site is at an average elevation of 1,100 metres. The area experiences heavy rain and snow, with an average precipitation of 2,020 mm per year. The practices and proposed structures outlined in this plan have been developed to manage snow from pit, plant site, WRSF and haul roads.
Accommodation
During construction period, a temporary 210-person rental camp for construction will be established and utilized together with the existing 227 beds at the historical camp. This rental camp will continue to operate during the first three years of operation, while a new 180 bed permanent operations camp will be constructed near the process plant area. This operation camp, together with 200 person modules that will be progressively relocated to this area from the historical camp will comprise the ultimate operational camp for the remaining life of mine, complete with all the required common facilities.
Buildings
The following enclosed areas and buildings are considered in the design, in order to support the facilities and operations of the Eskay Creek Project:
•
Process Plant Building:   This will be a 210m (long) x 36m (wide) pre-engineered building fully enclosed with metal cladding complete with HVAC.

•
Crushing Plant Building:   The building (29 m long by 9m wide) will be located over the primary crusher, control room and rock breaker equipment, adjacent to the ROM pad.

•
Truck Workshop and Offices:   This will be a 23 m (long) by 85 m (wide) pre-engineered building supported on a concrete foundation. The ground floor will be used for vehicle maintenance and washdown, with upper levels of the building dedicated to the changerooms and offices.

•
Fuel storage station:   The fuel station will consist of a 50 m (long) x 70 m (wide) open-air area including truck manoeuvring space. The area will be covered by a roof to protect against snow build-up.

•
Plant Maintenance Shops & Warehouse:   The plant maintenance shops and warehouse will located at the western end of the process plant building with a separated wall and will be 18 m wide by 36 m long.

•
Main Administration Building & Process Plant Offices:   18 m (wide) x 18 m (long), double-storey building located adjacent to the process plant.

•
Assay and Geochemical Laboratory:   The assay and geochemical laboratory will be a 19.5 m (long) by 12.5 m (wide) building and will house equipment for guiding ongoing mining and process plant operations.

•
Temporary Camp:   a 210-bed camp, complete with required facilities (kitchen, gym, lunchrooms, etc,) which will be constructed near the Forest Kerr area.

•
Permanent Operations Camp:   a 380-bed facility, which is intended to utilize the 200-bed existing facility, relocated near the process plant area, and complemented by a new 180-bed camp, complete with all the required services and facilities.

•
Other Facilities:   which includes gate house, truck scale, onsite landfill facility, propane storage area, tire repair shop

Concrete Transportation
Concentrate will be loaded using front end loaders into highway haul trucks (72,300 kg GVW) up to 49 t concentrate per truck (24.5 t per tandem dump trailer). Concentrate will be trucked using the main site access road and Highway 37 under a “bulk haul” permit from the Province of BC Ministry of Highways to move concentrate from the mine approximately 250 km to Stewart Bulk Terminals (“SBT”). SBT is a multi-commodity port facility with up to 16,000t storage for Skeena’s gold concentrate in a dedicated storage building with existing conveying load out infrastructure. Concentrate will be loaded onto bulk carrier ships at SBT via its existing ship loading infrastructure.
Market Studies and Contracts
The Eskay Creek operation will produce a precious metal concentrate on site, which will then be shipped out of the province to processing facilities. There is currently no contract in place with any smelter or buyer for the concentrate.
Metal price selection of US$1,700/oz Au and US$19/oz Ag was based on a survey of recently published feasibility studies, long-term analyst consensus prices and the two-year trailing average of gold (US$1,826/oz) and silver (US$24/oz) prices as of September 6, 2022.
Given the complexity of the Eskay Creek concentrate, combined with the historical production of relatively difficult-to-market concentrates from the mine during its previous operational period, two independent, preliminary market studies were completed to support the NSR used in the 2021 PFS, which was retained in the feasibility study. Concentrate quality parameters are based on the results of ICP analysis of gold-silver concentrates produced during the testwork program performed by BaseMet.
An independent market study was completed by Open Mineral AG to support the NSRs used in the 2022 FS and provide opinions on potential smelters, treatment charges and penalties, and net gold and silver payable. In the opinion of the QP, the reports are suitable for use in this study and the selected smelter terms accurately reflect the potential treatment charges, penalties and net smelter returns for the Eskay Creek concentrates. Based on the predicted analysis, the Eskay Creek concentrates will be saleable.
The relatively high levels of deleterious elements, particularly mercury in the initial years of operation, may require that concentrate sales be spread across several buyers since individual smelters are likely to need to blend small volumes of concentrate with cleaner concentrates to remain within acceptable limits. An alternative option is to sell the concentrate to traders who may be able to buy all concentrate and spread distribution across a range of end customers, potentially including a mix of gold and copper smelters. Expectations of NSR may be achieved and penalties for deleterious elements may be minimized. Concentrate grades for gold, silver, mercury, antimony, and arsenic are expected to vary throughout the life of mine which will impact the marketability and net revenue. Concentrate volumes are expected to decrease over the mine life as the feed grade decreases. This should result in an easier blending of the deleterious elements out of the concentrate over time.
The most likely market for the concentrate is China, where the material will be imported as a gold concentrate (exceeding the minimum gold content criterion) and will therefore not be subject to arsenic import limits that would be imposed on base metal concentrate imports. The Chinese market offers the best payable terms and does not penalize mercury at the expected amounts in the Eskay Creek concentrate. Chinese gold smelters can typically monetize antimony at the levels found in the Eskay Creek concentrates.
No contracts have been entered into at the Eskay Creek Technical Report effective date for mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements. It is expected that the sale of concentrate will include a mixture of long-term and spot contracts.
Environmental Studies, Permitting & Social or Community Impact
Environmental Considerations
Several environmental studies were completed at the Eskay Creek mine under various owners. Environmental monitoring was also completed during and after operations. In 2020, Skeena began additional geochemical, environmental, social, economic, heritage and health baseline studies to reflect current environmental and social conditions. These studies will help refine the Eskay Creek Project design and support applications for provincial and federal regulatory approvals.
The main waste management issue for the Eskay Creek Project is the prevention and control of metal leaching/acid rock drainage (ML/ARD) from the tailings and waste rock and management of water throughout the site to avoid potential long-term impacts to water quality and natural resources. NAG waste rock will be deposited in two locations: approximately 90% will be stored during mine operations in the waste rock storage facility (WDW, Section 16) that will be located to the west of the north pit. Small quantities of NAG waste rock will be used as construction material for berms and small waste dumps adjacent to the north pit along the Tom MacKay creek channel. Detailed closure planning and engineering will be undertaken once the conceptual closure plan is finalized after engagement with regulators and Indigenous Nations. Conceptually, it may involve relocating a substantial volume of NAG waste rock (several million tonnes) backhauled to the north pit to cover PAG pit walls and benches to mitigate MLARD risks and this will be defined during detailed closure planning. PAG waste rock will be deposited in the TMSF with a water cover. Tailings will be deposited sub-aqueously in the permitted TMSF with a water cover. In 2020, a geochemical study was initiated on new waste rock, ore, tailings and overburden sources for the Eskay Creek Project together with the existing tailings in TMSF. The purpose of this study was to update and inform waste management decisions for the Eskay Creek Project design. To manage the potential for ML/ARD, Skeena has incorporated design features and mitigation measures that are consistent with best practices for waste and water management.
Site water management will be a critical component of the Eskay Creek Project design. Mine water can be divided into two categories depending on the potential for contamination:
•
Non-contact water from upstream catchments that has not been in contact with mine workings and surface infrastructure will be kept from water which will come into contact with mine workings and surface infrastructure. Non-contact water will be diverted around the mine site as much as possible.

•
Contact water will interact with potential sources of contamination including seepage from the WRSF, temporary stockpiles, process water, infrastructure surface runoff, and pit dewatering. Contact water will be collected, assessed and if required, managed to meet permit discharge limits prior to discharge. Process water will be discharged to the TMSF.

•
Strategies for water management include collecting contact surface water from disturbed areas to manage surface water erosion; recycle mine-contact water whenever possible; and monitor and manage water quality to meet discharge standards prior to discharge.

Closure and Reclamation Planning
The objective of the mine closure strategy for the mine will be to have a stable, revegetated site with mitigation of potential ML/ARD and water quality risks that is consistent with the Tahltan and Skeena’s agreed social and environmental design principles and post-mining land uses. A closure and reclamation plan will be developed during the permitting process to achieve post-mining land use objectives (e.g. wildlife habitat and traditional use opportunities), in consideration of Indigenous interests. Closure planning will include Indigenous groups and stakeholders to determine post-mining land use objectives and supporting strategies, including addressing regulatory requirements. Achieving the desired outcomes will be an iterative process during the design and permitting process and incorporate social, environmental, engineering, technical, and Tahltan criteria. Closure activities will be completed progressively throughout mine operations as guided by the reclamation plan.
In accordance with the Mines Act permit, mine closure, reclamation and post-closure costs are updated every 5 years to reflect the current liability, and to inform the establishment of a reclamation security bond.
Social Considerations
Northwestern BC is a sparsely populated and relatively undeveloped region of the province. Many of the smaller communities have predominantly Indigenous populations that are at a distance from one another as well as from the main regional centres of Smithers and Terrace. Land and resource uses within the region include trapping, guided hunting, commercial recreation and outdoor recreation including fishing, hunting, camping, hiking, snowmobiling, all-terrain vehicle riding and skiing. In the vicinity of the Eskay Creek Project, there are mineral, water and range tenures, guide outfitter, and traplines. There are seasonal use Tahltan cabins along the Eskay mine access road. Community and socio-economic impacts of the Eskay Creek Project can potentially be very favourable for the region, as new long-term opportunities are created for local and regional workers.
Provisions for consultation with Indigenous Nations and the public are a component of the provincial and federal legislation for both the economic assessment (“EA”) and impact assessment (“IA”) processes and permitting activities. Skeena is implementing an engagement plan for the Eskay Creek Project as required by the provincial and federal EA processes in collaboration with TCG. This plan provides a summary of Skeena’s engagement activities as well as serve as a guide for Skeena’s engagement activities with identified Indigenous Nations and stakeholders throughout the EA/IA process. The engagement plan was submitted with the initial project description in July 2021 to begin the early engagement phase of the EA/IA process and continues to guide engagement efforts. Ongoing and future engagement and consultation measures by Skeena are driven by best practices as well as Skeena’s internal company policies. These measures will address federal and provincial regulations and Indigenous Nation preferences.
Skeena recognizes engagement and support of The Eskay Creek Project from Indigenous Nations from initial project design until post- closure is critical for the success of the Eskay Creek Project. Skeena is consulting and engaging with local Indigenous Nations to gain that support, yet also recognizes this is part of the EA process at both the provincial and federal level. Engagement with local Indigenous Nations will continue throughout the Eskay Creek Project design, construction, operations, closure, and post-closure. The Eskay Creek Project is located within the traditional territory of the Tahltan Nation and the asserted territory of the Tsetsaut Skii Km Lax Ha. The historical environmental process and subsequent expansions included consultation with the Iskut Band, Tahltan Band, and the Tahltan Central Government. Eskay Creek Project traffic will use Highways 37 and 37A which pass through the Nass Area and Nass Wildlife Area (as defined by the Nisga’a Final Agreement) and the traditional territory of the Gitanyow Nation.
The proposed Eskay Creek Project is anticipated to undergo a concurrent EA/IA, called a substituted process, under federal and provincial regulations and will also be reviewed concurrently by the Tahltan Nation for a consent decision. Since the Eskay Creek mine has two existing certificates from 2000 and 1994, one or both will be amended through a substituted EA/IA process. The Eskay Creek mine went through two EA processes in its history. An application for a mine development certificate (“MDC”) was approved in 1994 and the MDC was issued under previous environmental review legislation and is considered equivalent to an EA certificate under present legislation. In 2000, an application for an EA certificate was reviewed and a project approval certificate was approved for disposal of mine tailings into Tom MacKay Lake and is also equivalent to a present-day EA certificate.

The 1993 the MDC enabled the previous operator to obtain construction/operation permits under the Mines Act, to build the Eskay Creek mine, including underground mining, surface workings, and use of Albino Lake as a WRSF and offsite shipping of ore. In 1997, permits were amended to build a mill onsite and dispose of tailings with waste rock to Albino Lake. Once The Eskay Creek Project approval certificate was issued in 2000 for the use of Tom MacKay Lake as a tailings disposal facility, construction and operation permits were obtained. The deposition of mine waste in Albino Lake and Tom MacKay Lake for the former underground mine was listed under Schedule 2 — Tailings Impoundment Areas, of the federal Fisheries Act.
For the proposed Eskay Creek Project, Skeena will undertake a substituted regulatory assessment process to amend an existing EA certificate or obtain a new EA certificate for the open pit project. The process to follow for the EA/IA is being developed with the provincial and federal regulators, the Tahltan Nation and Skeena based upon the legislative steps, criteria, and procedures. After obtaining the EAC, the Eskay Creek Project will require permits and authorizations in accordance with provincial and federal legislation and regulations prior to construction, operation and ultimately mine closure. An updated mine reclamation security bond will be established for the open pit project in conjunction with the updated mine plan and reclamation program under the Mines Act.
Skeena will apply for amended or new permits to support the technical bulk sample (not subject to a new EA/IA) prior to the EAC is issued for the open pit project. Separate amendments or new construction and operating permits for the open pit operation will be applied for after the EAC is issued.
Skeena will engage and collaborate with federal, provincial, regional, and municipal government agencies and representatives as required with respect to topics such as land and resource management, protected areas, official community plans, environmental and social baseline studies, and effects assessments. Skeena will form a project-specific working group at the early stages of the EA/IA process, which will include representatives from government reviewers and Indigenous representatives. Skeena will consult with the working group on project-related developments during the EA/IA process. Skeena will consult with the public, Indigenous Nations and relevant stakeholder groups, including tenure holders, businesses, economic development organizations, businesses and contractors (e.g., suppliers and service providers), and special interest groups (e.g. environmental, labour, social, health, and recreation groups).
Capital & Operating Costs
Capital Costs
The estimate conforms to Class 3 guidelines for a feasibility study level estimate with a ±15% accuracy according to the Association of the Advancement of Cost Engineering International (AACE International).
The capital cost estimate summarized in Table 1-5 provides a summary of the Eskay Creek Project capital cost estimate, with costs grouped into major scope areas as presented in Skeena’s news release dated September 8, 2022 titled “Skeena Completes Robust Feasibility Study for Eskay Creek: After-Tax NPV (5%) of C%1.4B, 50% IRR and 1 Year Payback”.
The costs are expressed in Q1 2022 Canadian dollars and include all costs related to the Eskay Creek Project (e.g., mining, site preparation, process plant, tailings facility, power infrastructure, camp, owners’ costs, spares, first fills, buildings, roadworks, and off-site infrastructure).
The Eskay Creek Project will be constructed in two distinct phases: Initial (3.0 Mt/a), and Expansion to 3.7 Mt/a. The estimate is based on an EPCM execution approach for the process/infrastructure areas, and a EPCM execution for the civil-earthworks camp, and power infrastructure packages.
The following parameters and qualifications were considered:
•
No allowance has been made for exchange rate fluctuations.

•
There is no escalation added to the estimate.

•
A growth allowance is included.

•
For equipment sourced in US dollars, relevant exchange rates were used to convert to Canadian currency.

•
Data for the estimates have been obtained from numerous sources, including:

•
mine schedules;

•
feasibility-level engineering design;

•
topographical information obtained from the site survey;

•
geotechnical investigations;

•
Firm and budgetary equipment quotes from Canadian and international suppliers;

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budgetary unit costs from numerous local BC contractors for civil, concrete, steel, electrical, piping and mechanical works; and

•
data from similar recently completed studies and projects.

Major cost categories (permanent equipment, material purchase, installation, subcontracts, indirect costs, and owner’s costs) were identified and analysed. A percentage of contingency was allocated to each of these categories on a line-item basis based on the accuracy of the data. An overall contingency amount was derived in this fashion.
As outlined in Table 1-5, the total capital cost is approximated $911M over the LOM and the costs are defined as follows:
•
Initial capital costs:   include the costs required to construct all the surface facilities, and open pit development to commence a 3.0 Mt/a operation. The initial capital cost is estimated to be C$591.7M.

•
Expansion and sustaining costs:   include the capital cost required to expand the throughput to 3.7Mt/a operation and required to sustain operations, with the most significant component being open pit mine development. The expansion and sustaining costs are C$180M over the LOM.

•
Closure costs:   include all the costs required to close, reclaim, and complete ongoing monitoring of the mine once operations conclude. Closure costs total C$138M.

Of the total initial capital costs, more than 90% of the Eskay Creek Project costs were derived from first principles bulk material take-offs and equipment sizing calculations, with supporting quotations for major equipment, and contractor supply/installation rates.

Table 1-5: Project Capital Cost Estimate
Operating Costs
The estimate conforms to Class 3 guidelines for a feasibility study level estimate with a ±15% accuracy according to the Association of the Advancement of Cost Engineering International (AACE International).
The operating cost estimate includes mining, processing, general and administration (G&A), and accommodations costs. The operating cost estimates for the life of mine are provided in Table 1-6.

Table 1-6: Operating Cost Estimate Summary (C$)
The operating cost estimates are based on the following assumptions:
Based on Q1 of 2022 Canadian dollars without allowances for inflation.
•
For equipment sourced in US dollars, relevant exchange rates were used to convert to Canadian currency.

•
Crushing availability of 70% and plant availability of 92%

•
Propane Cost — C$0.60/L

•
Gasoline Cost — C$1.44/L (3-year- trailing average)

•
Diesel Cost — C$1.28/L (3-year trailing average)

•
Power Cost — C$0.06/kWh

•
Labour was assumed to be sourced locally within the region, within BC and Albert

Economic Analysis
An engineering economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Eskay Creek Project based on a 5% discount rate. It must be noted, however, that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are only approximations. Sensitivity analysis was performed to assess impact of variations in metal prices, head grades, operating costs and capital costs. The economic analysis has been run with no inflation (constant dollar basis).
The economic analysis was performed using the following assumptions:
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Pre-production and ramp-up period of three years;

•
Mine life of 9 years;

•
Base case gold price of US$1,700 /oz and silver price of US$19/oz were based on consensus analyst estimates and recently published economic studies. The forecasts used are meant to reflect the average metal price expectation over the life of the Eskay Creek Project. No price inflation or escalation factors were taken into account. Commodity prices can be volatile, and there is the potential for deviation from the forecast;

•
United States to Canadian dollar exchange rate assumption of 0.76 (US$/C$);

•
Cost estimates in constant Q1 2022 C$ with no inflation or escalation factors considered;

•
Results are based on 100% ownership with 2% NSR;

•
Capital costs funded with 100% equity (i.e. no financing costs assumed);

•
All cash flows discounted to start of construction;

•
All metal products are assumed sold in the same year they are produced;

•
Eskay Creek Project revenue is derived from the sale of gold concentrate into the international marketplace;

•
No contractual arrangements for smelting or refining currently exist.

•
The Eskay Creek Project was assumed to be subject to the following tax regime:

•
The Canadian corporate income tax system consists of the federal income tax (15%) and the provincial income tax (12%); and

•
The BC minerals tax was modelled using a net current proceeds rate of 2% and a net revenue tax rate of 13%.

Total tax payments are estimated to be C$983 M over the LOM.
A 2% NSR royalty has been assumed for the Eskay Creek Project, resulting in approximately C$100M in royalty payments over life of mine.
The economic analysis was performed assuming a 5% discount rate. The pre-tax net present value discounted at 5% (NPV 5%) is C$2,094 M, the internal rate of return IRR is 59.5%, and payback is 1 year. On an after-tax basis, the NPV 5% is C$1,412 M, the IRR is 50.2%, and the payback period is 1 year.
A summary of the Eskay Creek Project economics is included in Table 1-7 and shown graphically in Figure 1-6.
Table 1-7: Summary of Economic Results
Figure 1-6: Projected LOM Cashflow

Note: Figure prepared by Ausenco, 2022.
Sensitivity Analysis
A sensitivity analysis was conducted on the base case pre-tax and after-tax NPV and IRR of The Eskay Creek Project, using the following variables: metal price, discount rate, foreign exchange rate, capital costs, and operating costs. Analysis revealed that the Eskay Creek Project is most sensitive to changes in metal prices and exchange rates, and then to a lesser extent, to operating costs and capital costs. the Eskay Creek Project economics are less sensitive to head grades due to the impact of variable mineralogy, lower concentrate grades and penalty elements on concentrate net smelter returns. Table 1-8 summaries the sensitivity analysis results. Figure 1-2 shows the pre-tax and post-tax sensitivity analysis findings.
Table 1-8: Sensitivity Analysis Summary
Figure 1-7: NPV & IRR Sensitivity Results

$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
–
Pre-Tax NPV 5% (C$M)
(20.0%)
(10.0%)
–
10.0%
20.0%
Metal Price (+/-%)
Operating Cost (+/-%)
Total CAPEX (+/-%)
FX (+/-%)
Post-Tax NPV 5% (C$M)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
Pre-Tax IRR (%)
Post-Tax IRR (%)

Note: Figure prepared by Ausenco, 2022.

Interpretation and Conclusions
Information from legal experts and Skeena’s in-house experts support that the tenure held is valid and sufficient to support a declaration of mineral resources and mineral reserves.
The exploration programs completed to date are appropriate for the style of the deposits in the Eskay Creek Project area.
Sampling methods are acceptable for mineral resource and mineral reserve estimation. The mineral reserve and mineral resource estimations for the Eskay Creek Project both conform to industry-accepted practices and are reported using the 2014 CIM Definition Standards.
The proposed mine life includes three years of pre-stripping and 8 years of mining. Mill feed will be stockpiled during the pre-production years which will feed the mill after mining operations. A technical sample and two small quarries will be mined in pre-production so that process performance of the mill can be evaluated with a large representative feed sample of approximately 10 kt.
The process plant flowsheet designs were based on testwork results and industry-standard practices. The flowsheet was developed for optimum recovery while minimizing capital expenditure and life of mine operating costs. The process methods are conventional to the industry. The comminution and recovery processes are widely used with no significant elements of technological innovation.
No technical or policy issues are anticipated for obtaining the required project permits and approvals, given the previous long mining history.
The overall Eskay Creek Project timeline will comprise three years of construction, during which time major activities will include bulk earthworks, development of the open pit mine and onsite and offsite infrastructure, and construction of the processing plant. Towards the end of construction, some pre-production will be fed to the processing plant. The processing plant will then operate for nine years, with a plant expansion to enable higher throughput taking place by the end of Year 5.
RISK FACTORS
Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Corporation, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the Prospectus and the AIF before purchasing the Common Shares.
Risks Related to Our Securities
We will have broad discretion in the use of the net proceeds from the Offering.
While information regarding the use of proceeds from the sale of the Common Shares is described under the heading “Use of Proceeds”, we retain broad discretion over the use of the net proceeds from the Offering. The Corporation has identified certain forward-looking plans and objectives for the proceeds, but the Corporation’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as continued or new impacts of COVID-19 on society and the Corporation’s operations, the impact that results from continued exploration and evaluation activities may have on the Corporation’s future evaluation and development plans and anticipated costs and timelines, access to sufficient capital and resources and the invasion of Ukraine. Because of the number and variability of factors that will determine our use of such proceeds, the Corporation’s ultimate use might vary substantially from its planned use. You may not agree with how the Corporation allocates or spends the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may result in or increase our losses from operations.
As described under the heading “Use of Proceeds”, the Corporation plans to use a portion of the net proceeds of the Offering to purchase half of the Barrick NSR Royalty (0.5%) for C$17.5 million. The Corporation has also granted Franco-Nevada Corporation (“Franco-Nevada”) a right of first refusal (the “ROFR”) over the sale of a 0.5% net smelter return (NSR) royalty (the “FN Royalty”) over Eskay Creek matching the portion of the existing Barrick NSR Royalty that can be bought back by the Corporation. The ROFR granted to Franco-Nevada is subject to a competitive auction process conducted by the Corporation, in which Franco-Nevada will participate, prior to October 2, 2023. If the Corporation has not sold the FN Royalty to Franco-Nevada or a third party by October 2, 2023, Franco-Nevada will have the right to purchase the FN Royalty for C$22.5 million, for a period of 30 days. Accordingly, the purchase of half the Barrick NSR Royalty will not result in the full extinguishment of the Corporation’s obligations to pay a royalty on the mineral tenures covered by the Barrick NSR Royalty.
Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.
We are authorized to issue an unlimited number of Common Shares. We may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. However, we cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.
Our Common Shares are subject to various factors that have historically made share prices volatile.
The market price of our Common Shares may be subject to large fluctuations, which may result in losses to investors.
The market price of securities of the Corporation have experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Skeena. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries and volatile trading due to unpredictable general market or trading sentiments.
The market price of the Common Shares is also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Information”.
The market price of the Common Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.
The market price of the Common Shares could decline as a result of future issuances or sales of the Corporation’s securities, which could result in insufficient liquidity.
The market price of the Common Shares could decline as a result of issuances of securities by the Corporation or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Corporation’s outstanding stock options may also reduce the market price of the Common Shares. Additional Common Shares and stock options may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE. The Corporation’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Corporation may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares by shareholders might also make it more difficult for the Corporation to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Corporation’s business, financial conditions and results of operations.
U.S. investors may find it difficult to enforce U.S. judgments against the Corporation.
The Corporation is incorporated under the laws of British Columbia, Canada and the majority of the Corporation’s directors and officers are not residents of the United States. Because all or a substantial portion of the Corporation’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.
If the Corporation is characterized as a passive foreign investment company, U.S. Holders may be subject to adverse U.S. federal income tax consequences
Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Corporation is classified as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the corporation’s income, expenses and assets from time to time and the nature of the activities performed by the corporation’s officers and employees. The Corporation believes that it likely has been classified as a PFIC for prior taxable years and likely will continue to be classified as a PFIC for the current taxable year and the foreseeable future. Prospective investors should consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
The Corporation has never paid, and does not currently anticipate paying, dividends.
The Corporation has not paid any dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, and not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we are not required under the U.S. Exchange Act to file annual or quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
RISKS RELATED TO OUR BUSINESS
Our business may be affected by global economic conditions.
In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks, including rising inflation and global supply-chain disruption. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, fuel and energy costs, consumer spending, employment rates, business conditions, inflation, consumer debt levels, lack of available credit, the state of the financial markets, rising interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. The current inflationary economic environment, should it persist, could result in increased costs and reduced purchasing power for the Corporation, which may have an adverse impact on the Corporation and its financial condition.
Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities, the volatility of metal prices, rising inflation and interest rates, geopolitical instability, war, invasions or other armed conflicts, terrorism, pandemics, epidemics or other health concerns, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Corporation’s ability to obtain equity or debt financing in the future on terms favorable to the Corporation or at all. In such an event, the Corporation’s operations and financial condition could be adversely impacted.

CONSOLIDATED CAPITALIZATION
The following table outlines the consolidated capitalization of the Corporation as at June 30, 2022:
As at June 30, 2022
	Actual	After giving effect to the Offering(1)
	(expressed in thousands of Canadian dollars except share amount)	(expressed in thousands of Canadian dollars except share amount)
Common Shares	$416,977	$451,477
Warrants	$2,935	$2,935
Options	$26,658	$26,658
Restricted Share Unites	$811	$811
Investment Rights	$2,500	$2,500
Deficit	$(322,744)	$(322,744)
Shareholders’ Equity	$127,137	$161,637
Loan Capital	$ Nil	$ Nil
Total Capitalization	$127,137	$161,637
Common Shares outstanding	69,791,946	75,494,425

(1)
Assuming the Over-Allotment Option is exercised in full, excluding the related costs of the Offering.

Other than as set out under the heading “Prior Sales”, there have been no material changes in the share and loan capital of the Corporation since June 30, 2022 to the date of this Prospectus Supplement.
USE OF PROCEEDS
The estimated net proceeds received by the Corporation from the Offering (assuming no exercise of the Over Allotment Option) will be approximately $27,725,001.81 (determined after deducting the Underwriting Commission of $1,500,000.10 and estimated expenses of the Offering of $775,000). If the Over Allotment Option is exercised in full, the estimated net proceeds received by the Corporation from the Offering will be $31,999,998.05 (determined after deducting the Underwriting Commission of $1,724,999.90 and estimated expenses of the Offering of $775,000). The above calculations assume no sales to President’s List purchasers under the Offering.
The Corporation intends to use the net proceeds of the Offering: (i) to purchase half of the Barrick NSR Royalty for C$17.5 million (which must be resold by the Company within 12 months of such purchase), (ii) to fund environmental and engineering optimization activities at Eskay Creek, (iii) to fund permitting at Eskay Creek, (iv) to fund exploration at Eskay Creek; and (v) for general working capital purposes. The approximate amount of the net proceeds to be allocated to these uses is as follows:
Use of Proceeds	Total Funds
Purchase of half (0.5%) Barrick NSR Royalty(1)	$17,500,000
Environmental and engineering optimization – Eskay Creek	$4,725,002
Permitting – Eskay Creek	$2,500,000
Exploration – Eskay Creek	$1,500,000
General working capital(2)	$1,500,000
$27,725,002

Note:
(1)
The Corporation has granted Franco-Nevada the ROFR over the sale of the FN Royalty over Eskay Creek matching the portion of the existing Barrick NSR Royalty that can be bought back by the Corporation. The ROFR granted to Franco-Nevada is subject to a competitive auction process conducted by the Corporation, in which Franco-Nevada will participate, prior to October 2, 2023. If the Corporation has not sold the FN Royalty to Franco-Nevada or a third party by October 2, 2023, Franco-Nevada will have the right to purchase the FN Royalty for C$22.5 million, for a period of 30 days. See “Risk Factors — We will have broad discretion in the use of the net proceeds from the Offering”.
(2)
Funds included in general working capital may be allocated to corporate expenses, business development, acquisition and divestiture activities, and to other activities.

As of the date of this Prospectus Supplement, the Corporation is in the exploration and development stage with respect to its mineral property interests and has not, as yet, achieved commercial production. The Corporation has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. The Corporation anticipates the proceeds raised in connection with the Offering will be used to fund activities that will contribute to negative cash flow in the near term. The Corporation anticipates that it will remain in a state of negative operating cash flow until commercial production is achieved, at which time the Corporation anticipates beginning to generate positive cash flow.
The key business objective the Corporation intends to meet with the net proceeds is the development and advancement of the Eskay Creek Project to production. The development of the Eskay Creek Project will require additional capital exceeding the Corporation’s cash on hand resources even after giving effect to the Offering and the exercise, if any, of the Over-allotment Option. In addition, actual costs and development time may exceed those laid out in the Eskay Creek Technical Report. It is unlikely that the Corporation will generate sufficient operating cash flow to meet the total capital obligation in the proposed development time frame. Accordingly, the Corporation will need to raise significant additional capital in the future over and above the current Offering, and it continues to evaluate financing alternatives.
If the Underwriters’ Over-allotment Option is exercised in whole or in part, the Corporation will use the additional net proceeds from such exercise for general working capital purposes. While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.
While the Corporation intends to use the net proceeds of the Offering as described, the Corporation’s actual use may vary depending on its operating and capital needs from time to time, and as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. See “Risk Factors”.
PLAN OF DISTRIBUTION
The Common Shares will be offered in the United States and in each of the provinces of Canada, except Québec, and subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada. Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 4,958,678 Common Shares at the Offering Price of $6.05 per Common Share, payable in cash to the Corporation against delivery of such Common Share, on the Closing Date.
In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriting Commission equal to 5.0 % of the gross proceeds of the Offering for an aggregate fee payable by the Corporation of $1,500,000.10, exclusive of any Underwriting Commission payable in connection with the Over-Allotment Shares and assuming no sales to President’s List purchasers under the Offering. The Offering Price was determined by negotiation between the Corporation and the Lead Underwriter, on their own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Corporation has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Commission set forth on the cover page of this Prospectus Supplement, the number of Common Shares listed next to its name in the following table:

Number of Common Shares
Raymond James Ltd.(1)(2)	40.0%
BMO Nesbitt Burns Inc.	22.5%
Clarus Securities Inc.	22.5%
Canaccord Genuity Corp.	10.0%
RBC Dominion Securities Inc.	5.0%
Total	100%

Notes:
(1)
Sole bookrunner and Lead Underwriter

(2)
The Lead Underwriter is entitled to a “step-up fee” equal to 5% of the Underwriting Commission, which is payable by the Corporation as part of and not in addition to the Underwriting Commission.

Pursuant to the Underwriting Agreement, Skeena has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 743,801 Common Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Common Shares thereunder (provided that such issuance does not exceed the aggregate maximum number of shares issuable under the Prospectus). This Prospectus Supplement qualifies for distribution the Common Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.
A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The Corporation will apply to list the Common Shares qualified under this Prospectus Supplement on the TSX and the NYSE. The TSX and NYSE have not conditionally approved the Corporation’s listing applications and there is no assurance that the TSX or NYSE will approve the listing applications. Such listings will be subject to the Corporation fulfilling all listing requirements of the TSX and the NYSE. See “Risk Factors”.
The Corporation understands that certain directors and officers of the Corporation may purchase Common Shares under the Offering.
Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time.
The Underwriters propose to offer the Common Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Common Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation.
The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out”, “regulatory out” and “material adverse change out” rights of termination.
The Underwriters are obligated to take up and pay for all the Common Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Skeena has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount that together with the Underwriting Commission shall not exceed 9% of the gross revenue of the Offering.
The Corporation has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.
The Corporation has agreed in the Underwriting Agreement that it shall not directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities, contractual rights or other instruments outstanding or pursuant to ordinary course issuances pursuant to the Corporation’s existing equity compensation plans) or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, until 90 days following the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent to not be unreasonably withheld, other than: (i) pursuant to the Underwriting Agreement, (ii) pursuant to the grant of options or other securities pursuant to the Corporation’s employee stock option plan or other equity compensation plans provided that the exercise price thereof shall not be less than the Offering Price, and issue common shares upon the exercise of such options or vesting of such securities; (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities, certain investment rights issued to the Tahltan Central Government on behalf of the Tahltan Heritage Trust or other convertible securities of the Corporation outstanding on the date hereof; or (iii) issue equity securities in connection with one or more bona fide acquisitions by the Corporation in the normal course of business.
The Corporation has agreed to use its reasonable efforts to cause each director and officer of the Corporation to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, without the prior written consent of Lead Underwriter, on behalf of the Underwriters, which consent is not to be unreasonably withheld or delayed, offer, sell or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than as permitted under the terms of the lock-up agreements.
Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. At the Closing, the Common Shares distributed under this Prospectus will be available for delivery in book-entry form or the non-certificated inventory system of CDS or, its nominee, and will be deposited with CDS on Closing (subject to certain limited exceptions). Purchasers of Common Shares will receive only a customer confirmation from the Underwriter as to the number of Common Shares subscribed for (subject to certain limited exceptions). Certificates representing the Common Shares in registered and definitive form will be issued in certain limited circumstances.

DESCRIPTION OF SECURITIES DISTRIBUTED
The Offering consists of Common Shares offered at the Offering Price of $6.05 per Common Share. The securities to be distributed pursuant to the Offering hereunder are qualified by this Prospectus Supplement and are more particularly described under the heading “Plan of Distribution”.
Common Shares
As at September 19, 2022, there were 69,791,946 Common Shares issued and outstanding. Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions. Skeena is authorized to issue an unlimited number of Common Shares.
PRIOR SALES
The following table sets forth the prior sales for the 12 month period prior to the date of this Prospectus Supplement, for the Common Shares and the options, restricted share units (“RSU”) and warrants convertible into Common Shares, the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:
Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security ($)	Exercise Price (if applicable) ($)
September 17, 2021	346,364	Common Shares	Non-brokered private placement	$20.21	—
September 20, 2021	417	Common Shares	Option exercise	—	$10.08
October 4, 2021	23,900	Options	Option grant	—	$12.52
October 4, 2021	8,000	RSU	RSU grant	—	—
November 5, 2021	621,119	Common Shares	Non-brokered private placement	$16.10	—
November 17, 2021	14,666	Common Shares	Option exercise	—	$4.48
December 2, 2021	38,750	Common Shares	Option exercise	—	$4.00
December 2, 2021	417	Common Shares	Option exercise	—	$10.08
December 23, 2021	1,471,739	Common Shares	Non-brokered private placement	$21.00	—
January 17, 2022	48,0741	Common Shares	RSUs vested	—	—
January 20, 2022	25,200	Common Shares	Option exercise	—	$1.80
January 20, 2022	8,332	Common Shares	Option exercise	—	$4.16
January 20, 2022	6,250	Common Shares	Option exercise	—	$4.48
January 20, 2022	12,499	Common Shares	Option exercise	—	$10.08
January 25, 2022	1,250	Common Shares	Option exercise	—	$1.64
January 25, 2022	3,750	Common Shares	Option exercise	—	$4.00
January 25, 2022	2,083	Common Shares	Option exercise	—	$4.16
January 25, 2022	2,083	Common Shares	Option exercise	—	$10.08
February 1, 2022	12,500	Common Shares	Option exercise	—	$4.16
February 18, 2022	12,500	Common Shares	Option exercise	—	$4.00
February 24, 2022	15,000	Common Shares	Option exercise	—	$1.64
March 2, 2022	4,175	Common Shares	Option exercise	—	$4.16

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security ($)	Exercise Price (if applicable) ($)
March 10, 2022	52,500	Common Shares	Option exercise	—	$1.80
March 10, 2022	25,000	Common Shares	Option exercise	—	$4.16
March 10, 2022	25,000	Common Shares	Option exercise	—	$4.48
March 10, 2022	50,000	Common Shares	Option exercise	—	$10.08
March 14, 2022	65,417	Common Shares	Option exercise	—	$4.16
March 14, 2022	50,000	Common Shares	Option exercise	—	$4.48
March 15, 2022	58,333	Common Shares	Option exercise	—	$10.08
March 21, 2022	10,000	Common Shares	Option exercise	—	$1.80
March 23, 2022	2,812,5002	Common Shares	Warrant exercise	—	$10.80
April 21, 2022	103,264	Options	Option grant	—	$13.00
April 21, 2022	522,054	RSU	RSU grant	—	—
May 10, 2022	14,584	Common Shares	Option exercise	—	$4.48
May 31, 2022	1,058,597	Common Shares	Plan of arrangement	$8.67	—
June 1, 2022	23,956	Common Shares	Advisory services	$14.61	—
June 1, 2022	5,504	Common Shares	Replacement options grant	—	$1.36
June 1, 2022	3,670	Common Shares	Replacement options grant	—	$4.09
June 1, 2022	2,605	Common Shares	Replacement options grant	—	$6.81
June 1, 2022	26,328	Common Shares	Replacement options grant	—	$8.45
June 1, 2022	24,831	Common Shares	Replacement options grant	—	$9.54
June 1, 2022	12,936	Common Shares	Replacement options grant	—	$14.99
June 1, 2022	1,284	Common Shares	Replacement options grant	—	$53.13
June 1, 2022	110	Common Shares	Replacement warrants issuance	—	$2.72
June 1, 2022	12,713	Common Shares	Replacement warrants issuance	—	$6.81
June 1, 2022	47,532	Common Shares	Replacement warrants issuance	—	$9.54
June 1, 2022	60,540	Common Shares	Replacement warrants issuance	—	$14.99
June 1, 2022	29,796	Common Shares	Replacement warrants issuance	—	$23.16
August 3, 2022	296,042	Options	Option grant	—	$7.08
August 3, 2022	920,993	RSU	RSU grant	—	—
August 25, 2022	2,083	Common Shares	Option exercise	—	$4.48
August 31, 2022	1,380	Common Shares	Option exercise	—	$6.81

(1)
The closing share price on the date the RSUs vested was $14.11 per common share

(2)
The warrants were issued on October 2, 2020

MARKET FOR SHARES
The Common Shares are listed under the trading symbol “SKE” on the TSX in Canada and on the NYSE in the United States. The Common Shares began trading on the TSX on August 20, 2020. The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Total Volume
September 2021	$15.25	$11.74	2,309,534
October 2021	$13.89	$12.15	1,615,907
November 2021	$15.55	$12.05	2,337,458
December 2021	$13.73	$11.24	2,210,042
January 2022	$16.46	$12.55	2,748,504
February 2022	$14.04	$12.10	2,289,686
March 2022	$17.11	$13.36	5,397,045
April 2022	$14.45	$11.81	3,026,784
May 2022	$11.81	$8.67	7,557,010
June 2022	$9.66	$6.75	3,927,510
July 2022	$7.30	$5.80	3,127,605
August 2022	$7.61	$6.26	2,044,575
September (1 – 19)	$7.80	$5.92	2,890,094
The Common Shares began trading on the NYSE on November 1, 2021. The following table sets forth, for the periods indicated, the reported high and low prices (in U.S. dollars) and volume traded on the NYSE.
Month	High		Low		Total Volume
November 2021	US$	12.33	US$	9.40	593,096
December 2021	US$	10.43	US$	8.77	774,576
January 2022	US$	13.05	US$	9.91	724,265
February 2022	US$	10.93	US$	9.52	671,458
March 2022	US$	13.39	US$	10.54	1,070,634
April 2022	US$	11.44	US$	9.20	624,082
May 2022	US$	9.17	US$	6.89	965,395
June 2022	US$	7.72	US$	5.24	909,970
July 2022	US$	5.65	US$	4.46	648,388
August 2022	US$	5.95	US$	4.76	1,304,348
September (1 – 19)	US$	5.90	US$	4.50	1,022,556
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a holder who acquires a Common Share as beneficial owner pursuant to this Prospectus Supplement who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, and will acquire and hold such Common Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder of an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) a Holder that is exempt from tax under the Tax Act; (g) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Shares as those terms are defined in the Tax Act; (h) a Holder that receives dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, or (i) a Holder that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.
This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, any specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or change in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.
Currency
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day or such other exchange rate that is acceptable to the CRA.
Residents of Canada
The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.
Taxation of Dividends
Dividends received or deemed to be received on the Common Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Corporation. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is or is deemed to be a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Tax Proposals released on August 9, 2022) at any time in a taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of dividend or deemed dividends that are not deductible in computing taxable income of the Resident Holder.
Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Disposition of Common Shares
A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than to the Corporation, that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such security immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other common shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.
Taxation of Capital Gains and Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.
A capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on the Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) including any dividends, or deemed dividends, that are not deductible in computing the Resident Holder’s income, and an amount in respect of taxable capital gains. Tax Proposals announced by the Minister of Finance (Canada) on April 7, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals and draft legislation implementing such Tax Proposals was released on August 9, 2022. Holders are advised to consult their personal tax advisors.
Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Non-Residents of Canada
The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.
Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.
Taxation of Dividends
Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax may be reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a corporation that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.
Disposition of Common Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Common Shares, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition.
Generally, as long as the Common Shares are then listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE), the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.
If Common Shares are taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences described above under “Residents of Canada — Disposition of Common Shares” and “Residents of Canada — Taxation of Capital Gains and Losses” will generally apply.
Non-Resident Holders whose Common Shares may constitute taxable Canadian property or treaty-protected property should consult their own advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire Common Shares pursuant to this offering and hold such Common Shares as “capital assets”(generally, assets held for investment purposes). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Canada-U.S. Tax Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.
No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Corporation’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement generally will depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.
This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.
Passive Foreign Investment Company Rules
A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions generally are treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.
The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Corporation believes that it likely has been classified as a PFIC for prior taxable years and likely will continue to be classified as a PFIC for the current taxable year and the foreseeable future. The Corporation’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year.
If the Corporation is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).
Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder and any of the Corporation’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder generally will be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.
The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (“QEF Election”), with respect to its interest in the PFIC. Consequently, if the Corporation is classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat us as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF Election with respect to the Corporation, provided that the necessary information is provided by the Corporation, the electing U.S. Holder would be required in each taxable year that the Corporation is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Corporation, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.
A QEF Election made with respect to the Corporation will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).
The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made. For any taxable year in which the Corporation is a PFIC and provides to U.S. Holders a “PFIC Annual Information Statement” for such taxable year with respect to the Corporation (and, if applicable, with respect to any Subsidiary PFIC), U.S. Holders may use that PFIC Annual Information Statement for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Corporation and, if applicable, any Subsidiary PFIC. Although the Corporation has provided its U.S. Holders with a PFIC Annual Information Statement for each of its previous taxable years starting with 2015 and may continue to do so, no assurance can be given that the Corporation will provide a PFIC Annual Information Statement for any current or future taxable year in which it may be a PFIC.
Alternatively, if the Corporation was to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Corporation is classified as a PFIC in any taxable year.
During any taxable year in which the Corporation or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.
Distributions on Common Shares
In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Corporation does not expect to maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.
The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.
Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.
Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly, or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Canada-U.S. Tax Convention may be available to mitigate these effects. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for

Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.
Sale, Exchange or Other Taxable Disposition of Common Shares
Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes, unless modified under certain circumstances by the Canada-U.S. Tax Convention. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institution), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.
AGENT FOR SERVICE OF PROCESS
Certain directors and the officers, namely Walter Coles Jr., President, CEO and Director and Greg Beard, Director, reside outside of Canada. Each has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Walter Coles Jr. and Greg Beard	Cartan Limited Box 48, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law and on behalf of the Underwriters by Stikeman Elliott LLP and certain United States legal matters on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP and Stikeman Elliott LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.
INTEREST OF EXPERTS
Certain technical information relating to the Eskay Creek Project contained within this Prospectus Supplement or incorporated by reference in this Prospectus Supplement or the Prospectus is based on the Eskay Creek Technical Report prepared by Kevin Murray, P. Eng., Ausenco Engineering; Mohammad Ali Hooshiar Fard, P. Eng., Ausenco Engineering; Peter Mehrfert, P.Eng., Ausenco Engineering, Gerry Papini,

P. Geo., Ausenco Sustainability; Davood Hasanloo, MASc, P. Eng., Ausenco Sustainability; Sheila Ulansky, P. Geo., SRK; Rolf Schmitt, P. Geo., ERM; Willie Hamilton, P. Eng., AGP Mining Consultants Inc.; Ian Stilwell, P.Eng., BGC; and Catherine Schmid, P.Eng., BGC.
All other scientific and technical information in this Prospectus Supplement has been reviewed and approved by Paul Geddes, Senior Vice President, Exploration & Resource Development, who is an employee of the Corporation and who is a qualified person under NI 43-101.
None of the qualified persons referred to above, other than Paul Geddes, Senior Vice President, Exploration & Resource Development, who is an employee of the Corporation, had any interest, direct or indirect, in any securities or other properties of the Corporation, or any of its associates or affiliates, at the time the report was prepared. None of the authors of the technical report referred to above have received or will receive from the Corporation any properties or any securities representing more than one percent of the outstanding securities of the Corporation or of any of the Corporation’s associates or affiliates.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The current auditor of the Corporation is KPMG LLP, Chartered Professional Accountants (“KPMG”), having an address at Suite 1100 – 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3.
As further described in notices filed on SEDAR and EDGAR on January 12 and 13, 2022, Skeena appointed KPMG LLP as its new auditor effective January 6, 2022. The appointment of KPMG LLP for the following financial year will be subject to approval at the next annual general meeting of Skeena’s shareholders. KPMG LLP have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Skeena under all relevant US professional and regulatory standards.
The former auditor of the Corporation (in respect of the audited annual consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and 2019) was Grant Thornton LLP, Chartered Professional Accountants, with offices at Suite 1600, 333 Seymour Street, Vancouver, British Columbia, V6B 0A4. The former independent auditor of the Corporation, Grant Thornton LLP, Chartered Professional Accountants, has informed the Corporation that, as of January 6, 2022, the date that Grant Thornton LLP, Chartered Professional Accountants, resigned as the independent auditor of the Corporation, it was independent with respect to the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.
The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC the Registration Statement on Form F-10 relating to certain of our securities, including the Common Shares. This Prospectus Supplement and the Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
You may read any document we file with or furnish to the securities commissions and authorities of the applicable provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC are electronically available on the SEC’s EDGAR website, accessible at www.sec.gov.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a company incorporated under the BCBCA. A number of our directors and most of our officers and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.
We filed with the SEC, concurrently with our Registration Statement on Form F-10 of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS
New IssueNovember 4, 2020
SKEENA RESOURCES LIMITED
$150,000,000
Common Shares
Preferred Shares
Debt Securities
Warrants
Subscription Receipts
Units
Skeena Resources Limited (“Skeena” or the “Corporation”) may from time to time offer and issue (i) common shares (“Common Shares”), (ii) preferred shares (“Preferred Shares”); (iii) debt securities (“Debt Securities”), (iv) warrants to purchase Common Shares, Preferred Shares or Debt Securities (“Warrants”), (v) subscription receipts (“Subscription Receipts”) or (vi) any combination of such securities or units (“Units”) comprised of one or more of such securities (the Common Shares, Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units are collectively referred to as the “Securities”) with an aggregate offering price not to exceed $150,000,000 (or its equivalent in U.S. dollars or any other currency or currency unit used to denominate the Securities at the time of offering) during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains valid.
The Corporation’s head and registered office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3.
The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”) and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price (in the event the offering is a non-fixed price distribution), whether the Common Shares are being offered for cash and any other specific terms, (ii) in the case of Preferred Shares, the designation of the particular class or series, as applicable, the number of Preferred Shares offered, the offering price, whether the Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction, any exchange or conversion terms, and any other specific terms, (iii) in the case of Debt Securities, the aggregate principal amount and ranking of Debt Securities being offered, the issue and delivery date, the maturity date, the offering price, the interest provisions, the currency or currency unit for which the Debt Securities may be purchased, the authorized denominations, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, the method of distribution, the form of Debt Securities, whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person, and any other specific terms, (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, Preferred Shares or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other specific terms, (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Securities, the currency in which the Subscription Receipts are issued and any other specific terms, or (vi) in the case of Units, the number of Units offered, a description of the Units including the Securities comprising the Units, the offering price or manner of determining the offering price and any other specific terms. Where required by statute, regulation or policy, and
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where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR or EURIBOR (or any replacement or successor thereto) or a U.S. Federal funds rate.
All information omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the applicable Prospectus Supplement and only for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SKE” and are quoted in the United States on the OTCQX market of the OTC Markets Group platform (the “OTCQX”) under the symbol “SKREF”. The closing price of the Common Shares on the TSX and the OTCQX on November 3, 2020, the last trading day prior to the date of this Prospectus, was $2.43 and US$1.86, respectively. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell the Securities to or through, underwriters or dealers purchasing as principals, and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. See “Plan of Distribution”. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent, as the case may be, engaged by Skeena in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms relating to the offering of such Securities.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities will be a new issue of Securities. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
Certain directors and the officers signing the Certificate of the Corporation for this Prospectus, namely Walter Coles Jr., President, CEO and Director, Borden Putnam III, Director, and Greg Beard, Director, reside outside of Canada. These directors and officers of the Corporation have each appointed Cartan Limited, Box 48, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.
The Corporation prepares its annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and they therefore may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus may be residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus. See “Risk Factors”.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
Certain statements contained in this Prospectus, or incorporated by reference herein, that are not current or historic factual statements constitute “forward-looking information” within the meaning of applicable securities laws. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will” or “will continue”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved”, and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking information includes, but is not limited to, estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking information includes, but is not limited to, statements with respect to:
•
the offering and sale of the Securities;

•
the use of proceeds from the sale of the Securities;

•
the performance of the Corporation’s business and operations;

•
the development, expansion, and assumed future results of operations of the Corporation’s projects;

•
the intention to grow the business and operations of the Corporation;

•
the applicability of certain laws, regulations, and any amendments thereof;

•
the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favourable terms;

•
anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals;

•
anticipated actions of various governments including those who consider themselves self-governing;

•
collection of receivables;

•
the estimation of mineral resources;

•
anticipated conclusions of economic assessments of projects;

•
the ability to attract and retain skilled staff;

•
requirements for additional capital;

•
the ability of the Corporation to generate cash flow from operations;

•
expectations of market prices and costs;

•
income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;

•
the competitive and business strategies of the Corporation;

•
the success of exploration programs;

•
the realization of mineral reserve estimates;

•
continuation of rights to explore and mine;

•
exploration, development and expansion plans and objectives;

•
the ability to expand existing mineral reserves and mineral resources, generally;

•
the future development, costs and outcomes of the Corporation’s exploration projects;

•
the success of undeveloped mining activities;

•
permits, licenses and treatment under governmental regulatory regimes; and

•
effects of the COVID-19 outbreak as a global pandemic.

With respect to the forward-looking information contained in this Prospectus, or incorporated by reference herein, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan nation regulation of our activities and products and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) inaccurate geological and engineering assumptions; (xiii) unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); (xiv) social unrest; failure of counterparties to perform their contractual obligations; (xv) changes in priorities, plans, strategies and prospects; (xvi) general economic, industry, business and market conditions; (xvii) disruptions or changes in the credit or securities markets; (xviii) changes in law, regulation, or application and interpretation of the same; (xix) the ability to implement business plans and strategies, and to pursue business opportunities; (xx) rulings by courts or arbitrators, proceedings and investigations; (xxi) inflationary pressures; (xxii) the development of the COVID-19 pandemic; and (xxiii) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.
Forward-looking information, while based on management’s best estimates and assumptions, is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Skeena to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the successful integration of acquisitions; risks related to general economic conditions and credit availability; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which Skeena operates; actual resolutions of legal and tax matters; as well as those factors discussed in the section titled “Risk Factors” in this Prospectus and the documents incorporated or deemed to be incorporated by reference, which readers are advised to carefully review and consider.
Certain of the forward-looking information and other information contained in this Prospectus, or incorporated by reference herein, concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented in this Prospectus, or incorporated by reference herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.
Although Skeena has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Corporation does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.
All of the forward-looking information made in this Prospectus and the documents incorporated by reference herein is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Skeena.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com (“SEDAR”).
The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, are specifically incorporated by reference into and form an integral part of this Prospectus:
(a)
the amended and restated annual information form of Skeena dated August 19, 2020 (the “AIF”);

(b)
the audited consolidated financial statements of Skeena as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditors’ report thereon;

(c)
the management discussion and analysis of the financial condition and results of operations of Skeena as at and for the years ended December 31, 2019 and 2018;

(d)
the audited consolidated financial statements of Skeena as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the auditors’ report thereon;

(e)
the unaudited condensed interim consolidated financial statements of Skeena as at and for the three and six months ended June 30, 2020 and 2019, together with the notes thereto;

(f)
the management discussion and analysis of the financial condition and results of operations of Skeena as at and for the three and six months ended June 30, 2020 and 2019;

(g)
the management information circular dated September 16, 2020 in respect of the annual general and special meeting of shareholders held on October 15, 2020;

(h)
the material change report dated April 15, 2020 with respect to the closing of the second tranche of a non-brokered flow-through private placement offering;

(i)
the material change report dated June 15, 2020 with respect to the exercise of warrants between June 5 and June 13, 2020;

(j)
the material change report dated July 9, 2020 with respect to the entering into of a binding term sheet with Barrick Gold Inc. (“Barrick”) for the exercise by Skeena of its option to acquire 100% of the assets comprising the Eskay Creek gold-silver project located in the Golden Triangle of northwest British Columbia, Canada (the “Eskay Creek Project”); and

(k)
the material change report dated October 9, 2020 with respect to the closing of the acquisition by Skeena of 100% of the assets comprising the Eskay Creek Project from Barrick.

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Skeena and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements

(“NI 41-101”) filed with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of the distribution of Securities shall be deemed to be incorporated by reference into this Prospectus.
Any statement in this Prospectus or contained in a document incorporated or deemed to be incorporated by reference in this Prospectus is deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
When Skeena files a new annual information form and audited financial statements and related management’s discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the following documents will be deemed no longer incorporated by reference in this Prospectus for purposes of future offers and sales of securities under this Prospectus: any previous annual information form, any previous audited financial statements and related management’s discussion and analysis, all unaudited interim financial statements or reports and related management’s discussion and analysis, all material change reports filed prior to the commencement of Skeena’s financial year in which the new annual information form is filed, and any information circular filed prior to the commencement of Skeena’s financial year in respect of which the new annual information form is filed.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. Skeena has not authorized anyone to provide investors with different or additional information. Skeena is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.
Certain “marketing materials” (as that term is defined under NI 41-101) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of any “marketing materials” (as those terms are defined in NI 41-101) that is provided in connection with a distribution of Securities and filed by the Corporation with applicable regulatory authorities after the date of the applicable Prospectus Supplement for the offering and before the termination of the distribution of such Securities will be deemed to be incorporated by reference into that Prospectus Supplement.
References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.
CURRENCY AND FINANCIAL STATEMENT PRESENTATION
The Corporation’s financial statements are presented in Canadian dollars. All dollar amounts referenced in this Prospectus, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “US dollars” or “US$”.
THE CORPORATION
Overview
Skeena is a junior mining company focused on the exploration of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Corporation owns or controls several exploration-stage properties, including the past-producing Eskay Creek Project and Snip project. The Corporation is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

Corporate Structure
Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 pursuant to Articles of Incorporation issued in accordance with the Company Act (British Columbia). The Corporation changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Ltd. on June 4, 1990.
Recent Developments
In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, including Canada, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date the Corporation’s operations have not been materially negatively affected by these events. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, nor the severity of the consequences, as well as their impact, if any, on the financial position and results of the Corporation for future periods.
In response to the outbreak, the Corporation has instituted operational and monitoring protocols to ensure the health and safety of its employees and contractors, in consultation with local communities and following the advice of local governments and health authorities in Canada. The Corporation has adopted a work from home policy where possible and has implemented COVID-19 protocols to ensure all employees, contractors and visitors to the Corporation’s work sites are protected to prevent and control the risk of transmission of COVID-19. These protocols include supporting physical distancing or enhanced protection through other means where physical distancing is not practical, increased hygiene practices, enhanced cleaning and disinfecting of high touch areas. In addition, the Corporation has purchased a device to test its employees and contractors for COVID-19 which has enabled the Corporation to more closely monitor its work sites for COVID-19 in order to reduce the chance of an outbreak. The Corporation has also engaged with the local communities in the development of its COVID-19 protocols to ensure their concerns are addressed. The Corporation will continue to monitor developments and mitigate risks related to the COVID-19 pandemic and continue to assess the pandemic’s potential further impact on the Corporation’s operations and business.
On May 1, 2020, Skeena announced the closing of the sale of its 100% interest in the GJ Copper-Gold Property (the “GJ Property”) to Newcrest Red Chris Mining Limited (“Newcrest”) under the asset purchase agreement between Skeena and Newcrest dated February 3, 2020 (the “Asset Purchase Agreement”). The Asset Purchase Agreement stipulates that Newcrest acquired 100% of Skeena’s interest in the GJ Property in consideration for a cash payment of C$7,500,000, and the assumption by Newcrest of future payment obligations and royalties on the GJ Property, including those outlined in the Corporation’s October 6, 2015 news release.
On July 6, 2020, Skeena announced that it had signed a binding term sheet with Barrick, setting out the terms pursuant to which Skeena would exercise its option to acquire 100% of the assets comprising the Eskay Creek Project (the “Eskay Creek Transaction”). Further, it announced that Barrick had agreed to waive its back-in right on the Eskay Creek Project and that, as a result of this transaction, Barrick was expected to become a significant shareholder in Skeena. Skeena was to acquire a 100% ownership interest in the mineral rights and other assets comprising the Eskay Creek Project in consideration for (i) the issuance to Barrick of 22.5 million units of Skeena, each such unit to be comprised of one Common Share and one-half of one non-transferable Common Share purchase warrant (and with the exercise price of the non-transferable Common Share purchase warrants to be $2.70 per share, which is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the Common Shares on July 3, 2020); (ii) the grant of a 1% NSR royalty on the entire Eskay Creek land package, where half of such royalty may be repurchased from Barrick during the 24-month period after closing at a cost of $17,500,000; and (iii) a contingent payment of

$15,000,000, payable if Skeena sells more than a 50% interest in the Eskay Creek Project during the 24 month period after closing the Eskay Creek Transaction.
On August 4, 2020 Skeena announced that it had signed a definitive agreement with Barrick (the “Definitive Agreement”) for the Eskay Creek Transaction. The Definitive Agreement provided for the same consideration for Barrick described above and that the transaction was expected to close in the fourth quarter of 2020, subject to customary conditions, including certain government approvals and stock exchange approval.
On August 20, 2020, Skeena announced that it had received final approval to list the Corporation’s Common Shares on the TSX, following its graduation from the TSX Venture Exchange. The Corporation’s Common Shares began trading on the TSX at the market opening on August 20, 2020.
On October 2, 2020, Skeena announced the closing of the Eskay Creek Transaction following the satisfaction of all closing conditions. Under the terms of its option to acquire the Eskay Creek Project assets, Skeena had been conducting all exploration and evaluation activities at the Eskay Creek Project, and funding substantially all of the expenses related to the Eskay Creek Project, since December 2017. As a result, substantially all of the expenses related to the Eskay Creek Project have been reflected in Skeena’s financial statements since Skeena commenced conducting and funding such activities. In connection with the Eskay Creek Transaction, Barrick and Skeena also entered into an investor rights agreement pursuant to which Barrick will have a right to maintain its pro-rata ownership percentage in the Corporation by being permitted to participate in future financings of Common Shares or securities convertible into Common Shares, provided that Barrick maintains at least a 10% ownership in the Corporation on a partially diluted basis. The right will also permit Barrick to maintain its pro-rata position in the event that stock options are exercised or certain non-cash transactions occur that involve the issuance of securities that dilute Barrick’s ownership interest (excluding certain significant transactions that result in the Corporation issuing more than 50% of its Common Shares as consideration). In addition, for so long as Barrick maintains 10% ownership in the Corporation, Barrick will have the right to nominate one director to the board of the Skeena.
CONSOLIDATED CAPITALIZATION
The following table outlines the consolidated capitalization of the Corporation as at June 30, 2020: (a) before giving effect to the Eskay Creek Transaction; and (b) after giving effect to the Eskay Creek Transaction.
	As at June 30, 2020
	Before giving effect to the Eskay Creek Transaction		After giving effect to the Eskay Creek Transaction
Common Shares		$130,945,025		$190,345,025
Warrants		$2,873,790		$14,199,770
Options		$11,809,441		$11,809,441
Deficit		$(107,360,812)		$(107,360,812)
Debt	$	Nil	$	Nil
Shareholders’ Equity		$38,267,444		$108,993,424
Total Capitalization		$38,267,444		$108,993,424
Common Shares outstanding		171,390,435		193,890,435
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Corporation’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds to Skeena from the sale of the Securities will be used (i) to fund exploration activities on certain of the Corporation’s properties, (ii) to fund the preparation of a prefeasibility study and feasibility study on certain of the Corporation’s properties, and

(iii) for general working capital purposes. The amount of net proceeds expected to be received from the sale of Securities, and each of the principal purposes for which the Corporation will use those net proceeds, will be set forth in the applicable Prospectus Supplement. The Corporation may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.
As of the date of this Prospectus, the Corporation is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production. The Corporation has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. The Corporation anticipates the proceeds raised in connection with the sale of the Securities will be used to fund activities that will contribute to negative cash flow in the near term. The Corporation anticipates that it will remain in a state of negative operating cash flow until commercial production is achieved, at which time the Corporation anticipates beginning to generate positive cash flow.
On March 31, 2020 and April 15, 2020, the Corporation closed the first and second tranche of a non-brokered flow-through private placement for gross proceeds of $15,015,000 and $18,246,506, respectively. The Corporation disclosed that the proceeds of these financings would be used to fund exploration activities on the Corporation’s projects in the Golden Triangle of British Columbia. The following table compares planned use of proceeds as disclosed to the actual use of proceeds, as of the date of this Prospectus:
Planned use of Proceeds	Amount	Actual use of Proceeds	Amount
Exploration activities	$33,261,506	Exploration activities	$29,259,431
		Exploration-related capital asset additions (buildings and field equipment)	$4,002,075
Total			$33,261,506
PLAN OF DISTRIBUTION
The Corporation may sell Securities: (i) to or through underwriters or dealers, (ii) directly to purchasers, (iii) through agents, or (iv) through a combination of any of these methods of sale. The distribution of the Securities of any series may be effected from time to time in one or more transactions.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
The Prospectus Supplement relating to each distribution of Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriters’, dealers’ or agents’ compensation or other discount or selling concession to be allowed or re-allowed to underwriters’ or dealers. Any underwriters, dealers or agents with respect to a particular offering of Securities will be named in the Prospectus Supplement relating to such offering.
In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires such securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allocation option or secondary market purchases.
Under agreements which may be entered into by the Corporation and underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada, except the province of Québec.

Each distribution of Securities will be a new issue of securities for which (other than the Common Shares) there is no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than Common Shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.
Unless otherwise specified in the applicable Prospectus Supplement, this Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Securities in the United States. Unless otherwise specified in the applicable Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, unless the Securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the United States or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws.
DESCRIPTION OF SHARE CAPITAL
General Description of Capital Structure
Skeena is authorized to issue an unlimited number of Common Shares. As at November 3, 2020, there were 194,632,101 Common Shares issued and outstanding.
Common Shares
Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.
The Securities offered pursuant to this Prospectus may include Common Shares issuable upon exercise of any Debt Securities or Warrants or upon conversion of any Debt Securities or Subscription Receipts.
Preferred Shares
The Corporation is not currently authorized to issue Preferred Shares. The Board may determine to designate and create shares of another class or series of shares, including as Preferred Shares. The Board may fix, before the issuance thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or retraction, any exchange or conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions.
The Preferred Shares of each series may, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.
The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement will be described in the applicable Prospectus Supplement. One or more series of Preferred Shares may be sold separately or together with other Securities under this Prospectus, or on conversion or exchange of any such Securities.
DESCRIPTION OF DEBT SECURITIES
In this section, the terms “Corporation” and “Skeena” refer only to Skeena Resources Limited without the former subsidiaries through which it previously operated. The following description of Debt Securities sets forth certain general terms and provisions of the Debt Securities that may be offered under this Prospectus and in respect of which a Prospectus Supplement may be filed. The Corporation will provide particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in the Prospectus Supplement relating to such series. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.
Debt Securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and an appropriately qualified financial institution authorized to carry on business as a trustee (each, a “Trustee”). The description below is a summary of certain anticipated provisions of the applicable Debt Indenture and should be read together with the provisions of such Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, a copy of which will be filed by the Corporation with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Debt Securities thereunder, and will be available electronically on SEDAR under the Corporation’s profile.
Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may also, from time to time, issue Debt Securities and incur additional indebtedness other than pursuant to Debt Securities issued under this Prospectus.
General
Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of that series.
The Prospectus Supplement will set forth, as applicable, the following terms relating to the Debt Securities being offered:
•
the specific designation and any limit on the aggregate principal amount of the Debt Securities;

•
the currency or currency units for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);

•
the offering price (at par, at a discount or at a premium) of the Debt Securities;

•
the date(s) on which the Debt Securities will be issued and delivered;

•
the authorized denominations;

•
whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person;

•
the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•
the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•
the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•
if applicable, the provisions for subordination of the Debt Securities to other indebtedness of the Corporation;

•
the identity of the Trustee under the applicable Debt Indenture pursuant to which the Debt Securities are to be issued;

•
any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;

•
any repayment or sinking fund provisions;

•
any events of default applicable to the Debt Securities;

•
whether the Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•
whether the Debt Securities may be converted or exchanged for other Securities of the Corporation or any other entity;

•
if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of the Debt Securities, payment of any premium or interest thereon, or repayment of the principal owing upon the maturity through the issuance of Securities of the Corporation or of any other entity, and any restrictions on the persons to whom such Securities may be issued;

•
provisions applicable to amendment of the Debt Indenture; and

•
any other material terms, conditions or other provisions (including covenants) applicable to the Debt Securities.

DESCRIPTION OF WARRANTS
The Corporation may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under and governed by the terms of one or more warrant agreements or indentures that the Corporation will enter into with one or more banks or trust companies acting as warrant agent or trustee that will be named in the applicable Prospectus Supplement.
Selected provisions of the Warrants and the warrant agreements or indentures are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement or indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and should be read together with the provisions of the applicable warrant agreement or indenture.
A description of the material terms of any Warrants that the Corporations offers, and the extent to which the general terms and provisions described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Warrants being offered:
•
the designation of the Warrants;

•
the aggregate number of Warrants offered and the offering price, if any;

•
the designation, number and terms of the Common Shares, Preferred Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
the dates or periods on, after or during which the Warrants are exercisable;

•
the designation and terms of any Securities with which the Warrants are issued and the number of Warrants that will be issued with each such Security;

•
if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•
the currency or currency unit in which the offering price, if any, and exercise price are denominated;

•
any minimum or maximum amount of Warrants that may be exercised at any one time;

•
whether such Warrants will be listed on any securities exchange;

•
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•
whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions; and

•
any other terms of the Warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.
Modifications
The Corporation may amend the warrant agreements or indentures and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of the outstanding Warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.
Enforceability
The warrant agent or trustee, as applicable, will act solely as the Corporation’s agent. The warrant agent or trustee, as applicable, will not have any duty or responsibility if the Corporation defaults under the warrant agreements or indentures or the warrant certificates. A Warrant holder may, without the consent of the warrant agent or trustee, as applicable, enforce by appropriate legal action on its own behalf the holder’s right to exercise the holder’s Warrants.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
The Corporation may issue Subscription Receipts, independently or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities. Subscription Receipts will be issued under one or more subscription receipt agreements that the Corporation will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts.
A Subscription Receipt is a security of the Corporation that will entitle the holder to receive upon satisfaction of one or more release conditions, and for no additional consideration, a specified number of Securities. A description of the material terms of any Subscription Receipts that the Corporation offers, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Subscription Receipts being offered:
•
the designation of the Subscription Receipts;

•
the aggregate number of Subscription Receipts offered and the offering price;

•
the currency or currency unit in which the Subscription Receipts will be offered;

•
the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive Securities;

•
the number of Securities that may be obtained upon the conversion of each Subscription Receipt, the anti-dilution provisions that will result in the adjustment of that number and the period or periods during which any conversion must occur;

•
the designation and terms of any other Securities with which the Subscription Receipts will be offered and the number of Subscription Receipts that will be offered with each Security;

•
the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the escrow agent holding in escrow all or a portion of the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon, pending satisfaction of the release conditions;

•
the material income tax consequences of owning, holding and disposing of such Subscription Receipts;

•
whether such Subscription Receipts will be listed on any securities exchange;

•
procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

•
any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•
provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

•
any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF UNITS
The Corporation may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
A description of the material terms of the Units that the Corporation offers, and the extent to which the general terms and provisions described in this section apply to those Units, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Units being offered:
•
the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•
whether the Units will be issued as global securities and, if so, who the depositary will be.

OTHER MATTERS RELATING TO THE SECURITIES
General
The foregoing descriptions of the terms of the Debt Securities, Warrants, Subscription Receipts and Units set forth certain general terms and provisions of such Securities. The particular terms and provisions of the Debt Securities, Warrants, Subscription Receipts and Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described herein may apply to them, will be described in the Prospectus Supplement filed in respect of such Securities.
The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to Debt Securities, Warrants, Subscription Receipts and Units that are not within the descriptions set forth in this Prospectus, provided that such Securities will not be specified derivatives or asset-backed securities. To the extent that any terms or provisions or other information pertaining to Debt Securities, Warrants, Subscription

Receipts and Units described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Securities. Prospective investors should rely on information in the applicable Prospectus Supplement and read this Prospectus together with the applicable Debt Indenture or other indenture.
Securities offered under this Prospectus may be issued in certificated form or in book-entry only form.
Certificated Form
Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by the Corporation’s transfer agent and registrar or the applicable Trustee.
Book-Entry Only Form
Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants (“participants”) in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, the Corporation will cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities issued in book-entry only form will be entitled to a certificate or other instrument from the Corporation or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of such Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the book-entry only Securities. Reference in this Prospectus to a holder of book-entry only Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.
If the Corporation determines, or the depository notifies the Corporation in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry only Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then such Securities will be issued in certificated form to holders or their nominees.
Transfer, Conversion or Redemption of Securities
Certificated Form
Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of the Corporation’s transfer agent and registrar and the terms of the indenture or certificates representing such Securities, as applicable.
Book-Entry Only Form
Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices
Certificated Form
Any payment of principal, a redemption amount, a dividend and interest on a Security, as applicable, will be made by the Corporation, and any notices in respect of a Security will be given by the Corporation, directly to the registered holder of such Security, unless the applicable indenture in respect of such Security provides otherwise.
Book-Entry Only Form
Any payment of principal, a redemption amount, a dividend and interest on a Security, as applicable, will be made by the Corporation to the depository or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.
As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend and interest due on the Securities to the depository or its nominee.
Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Corporation, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has, directly or indirectly through its financial intermediary, with its participant to give such notice or take such action.
The Corporation, any underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.
EARNINGS COVERAGE RATIOS
Earnings coverage ratios will be provided as required by applicable securities laws in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities having a maturity in excess of one year or Preferred Shares pursuant to this Prospectus.
PRIOR SALES
Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
MARKET FOR SHARES
Trading prices and volume will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada with respect to the acquisition, ownership and disposition of any Securities offered thereunder.
In addition, the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada and who acquires any Securities offered thereunder, including whether the payments of dividends on Common Shares or Preferred Shares or payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.
RISK FACTORS
Prospective purchasers of Securities should carefully consider the risk factors described in this Prospectus, the risk factors related to the Corporation’s business and operations set out in the AIF and those described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. An investment in the Securities is subject to various risks including those risks inherent to the industries in which Skeena operates. If any of the events contemplated by these risk factors occurs, Skeena’s revenues or financial condition could be materially harmed, which could adversely affect the value of the Securities. In addition to the below, discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.
No Existing Trading Market (other than for Common Shares)
Other than for Common Shares, there is no market through which the Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any Prospectus Supplement. There can be no assurance that an active trading market will develop for Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.
The public offering prices of the Securities may be determined by negotiation between Skeena and underwriters, dealers, agents or other purchasers based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.
New Diseases and Epidemics
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China, and has spread around the world, resulting in business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material.
Efforts to slow the spread of COVID-19 could severely impact the operation and development of the Corporation’s projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the operation or development of one or more of the Corporation’s properties is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Corporation’s profitability, results of operations, financial condition and stock price.
While governmental agencies and private sector participants will seek to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain. The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of the Corporation’s stock price. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.
Use of Proceeds
The Corporation currently intends to use the net proceeds from the sale of the Securities as described under “Use of Proceeds”. However, the Corporation retains broad discretion over the actual use of the net proceeds from the sale of the Securities and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if determined to be in the Corporation’s best interests to do so. Investors may not agree with how the Corporation allocates or spends the proceeds from the sale of the Securities. The Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Corporation’s securities, including the market value of the Securities, and that may increase the Corporation’s losses.
Negative Operating Cash Flow
The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation currently has negative cash flow from operating activities and expects to continue to incur negative operating cash flow and losses until such time as it achieves commercial production.
LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters in connection with the offering of Securities will be passed upon on behalf of Skeena by McCarthy Tétrault LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The current auditor of the Corporation is Grant Thornton LLP, Chartered Professional Accountants, with offices at Suite 1600, 333 Seymour Street, Vancouver, British Columbia, V6B 0A4. The independent auditor of the Corporation, Grant Thornton LLP, Chartered Professional Accountants, has informed the Corporation that it is independent with respect to the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.
The former auditor of the Corporation (in respect of the audited annual consolidated financial statements of the Corporation as at and for the years ended December 31, 2018 and 2017) was Ernst & Young LLP, Chartered Professional Accountants, with offices at 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. The former independent auditor of the Corporation, Ernst & Young LLP, Chartered Professional Accountants, has informed the Corporation that it is independent with respect to the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.
The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.